UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

GRUPO AEROPORTUARIO DEL SURESTE S.A. DE C.V.
(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant's Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 474 – 4th Floor
Bosques de las Lomas
05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x   Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes __   No x

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A. de C.V.

By: ______________________________

Adolfo Castro Rivas
Director of Finance

Date: April 28, 2006






A0604
101B-
0333
CZM
CZA
TUY

A Year of Strength and Trust

/// 2005 Annual Report



ASUR

AEROPUERTOS DEL SURESTE



/// Strategically positioned to attract the US and European tourist markets

CONTENT

1 Financial Highlights
3 Message from the Chairman of the Board
4 Operating Achievements
8 Terminal 3
10 Second Runway
12 Route Development
14 Commercial Achievements
18 Investors
20 Board of Directors
21 Officers
22 Consolidated Audited Financial Statements



CANCUN, QUINTANA ROO
MÉRIDA, YUCATAN
VERACRUZ, VERACRUZ
MINATITLAN, VERACRUZ
VILLAHERMOSA, TABASCO
COZUMEL, QUINTANA ROO
OAXACA, OAXACA
HUATULCO, OAXACA
TAPACHULA, CHIAPAS



/// Financial Highlights

Millions of U.S. Dollars as of December 31, 2005

	2002	2003	2004	**2005**
Income Statement				
Total Revenues	132	150	192	194
Commercial Revenues	17	23	39	47
Operating Income	38	51	81	75
Profit Before Tax	41	54	79	77
Net Profit	23	28	59	53
Net Profit per ADS in dollars	0.78	0.94	1.97	1.77
Balance Sheet				
Current Assets	77	104	139	175
Total Assets	1,199	1,225	1,268	1,322
Total Liabilities	54	65	71	98
Stockholders Investment	1,145	1,160	1,198	1,225
Cash Flow				
Cash at the beginning of the year	99	53	73	113
Operating Cash Flow	60	(67)	109	116
Financial Cash Flow	(77)	(13)	(21)	(26)
Investments	(28)	(34)	(48)	(59)
Cash at Yearend	53	73	113	144
EBITDA*				
EBITDA	73	88	120	116
Passengers**				
Passengers in Millions	11.3	12.5	13.8	13.3

Figures expressed in dollars were calculated at an exchange rate of 10.6344 pesos per U.S. Dollar.

* Earnings Before Interest, Taxes, Depreciation and Amortization.

** Excluding transit and general aviation passengers.



In addition to fulfilling the commitment to continue to pursue our new route development plan, ASUR was successful in implementing a series of initiatives that represent a step forward in strengthening the foundations that guarantee the Group's sustained growth.



/// Message from the Chairman of the Board

Dear Shareholders,

For Grupo Aeroportuario del Sureste, 2005 was a year of consolidating achievements and accomplishing objectives. Once again the Group was put to the test in its capacity to continue to offer world-class services, to make investments oriented toward user needs and to take the necessary quick and efficient action to cope with the setbacks caused by extreme weather phenomena. Under the prevailing circumstances, the results obtained were more than satisfactory, and they reaffirm the strength of the Group and our ability to make the right decisions to the benefit of all our users, the community in general and you, our shareholders.

During the month of April, the shareholder structure of Inversiones y Técnicas Aeroportuarias, S.A. de C.V. (ITA) was streamlined. ITA now has just two partners: a Mexican strategic partner and Copenhagen Airports A/S (CPH), which now holds a stake of 49.0%.

Additionally, in order to take advantage of the high performance of ASUR's shares on the stock markets, in the month of March the Group coordinated the sale of the 11.09% of shares that still belonged to the Mexican Government, in an offer that was launched on the Mexico City Stock Exchange. This represented the sale of the final share package that was still held by the Government, and made ASUR the first airport group in the country to be completely privatized. Furthermore, as of the month of February 2006, ASUR's shares were included in the benchmark sample that forms the share index used by the Mexico City Stock Exchange.

Our results during the first quarter of the year represented a continuation of the positive trend of the last two years, driven by the Group's sound financial footing and growth in passenger volumes. However, in the second quarter business was affected considerably by the hurricane season. This year, hurricanes Emily, Stan and Wilma passed over Veracruz, Tapachula, Cozumel and Cancún, causing serious damage to the infrastructure of these cities. Some of the Group's airports located in these destinations also suffered significant damage. Although ASUR took the necessary measures to insure that its airports resumed operations just a few days after the hurricanes, the magnitude of the destruction in the affected cities resulted in a considerable decrease in the numbers of visitors to those destinations in the subsequent months. The local authorities in each community and the Federal Government jointly took immediate action in these regions to restore basic infrastructure in a matter of just a few weeks, and the hotel industry is working hard to repair damaged properties.

Although the worst damage was caused in Cancún Airport, which has historically represented a large part of the total volume of passengers served by ASUR, the Group implemented the appropriate emergency measures and overcame adversity. Not only were we able to respond to the natural hazards represented by phenomena of this kind without incurring any fatalities at all; we also managed to evacuate all the remaining visitors to these areas in record time, and reopened airports as quickly as possible to allow the authorities to bring in humanitarian aid for the local communities affected.

In addition, ASUR has pressed ahead with projects for the construction of a second runway and Terminal 3 in Cancún Airport, and the corresponding works were begun in December of last year. This underlines the Group's commitment to continue increasing our passenger service capacity in response to the growing needs of a destination that is still a fundamental piece in this country's tourism offer. We have expressed to local and federal authorities our commitment to begin participating immediately in the construction and operation of an airport on the Riviera Maya.

As the new Chairman of the Board of Grupo Aeroportuario del Sureste, I would like to thank the Board members for placing their trust in us and providing us with all the support and resources we need to allow us to put the Group back on track and to recover the growth that has characterized the Company since its privatization.

I would also like to express my most sincere gratitude and appreciation to our employees, whose dedication and hard work is without doubt one of our strongest assets. They are owed a special acknowledgement for all the extra effort and commitment they showed during the crisis situations caused by the hurricanes where, despite the fact that they and their families had themselves suffered the devastating effects of the weather, they persevered relentlessly to insure our visitors' wellbeing and cooperated unconditionally at all times to bring humanitarian aid to local communities.

Once more, ASUR has overcome the challenges and hardships posed by external factors. In 2001, the events of the 9/11 had grave consequences for the aeronautical industry worldwide, but the Group was able to take this adverse situation and turn it around to make it into an opportunity for growth and consolidation. During 2005, the Group has again demonstrated, through the appropriate handling of an unprecedented crisis, that it has the stability to endure eventualities of this kind, thus generating the confidence among users, suppliers, employees and investors that ASUR is a group that is committed to the development of Mexico.

Yours faithfully,

Fernando Chico Pardo
CHAIRMAN OF THE BOARD

/// Operating Achievements

For ASUR, the efficient coordination of several different lines of action developed during the year resulted in important achievements that represent long-term benefits for the Group.

In order to sustain successful airport operations, among other things you need investment in equipment, management capabilities, continuous staff training and the commitment of management to maintaining quality in service and functionality in the airports.

For ASUR, the efficient coordination of several different lines of action developed during the year resulted in important achievements that represent long-term benefits for the Group.

In response to changes in international security regulations on the monitoring and handling of check-in baggage, ASUR made investments of approximately $37.6 million US dollars in order to comply with the new rules. The implementation of these new systems involved the purchase of modern, high-technology equipment and the adaptation of some terminal buildings, as well as the recruitment and training of additional staff.

In another important development, during 2005 we initiated the operation of a high-speed exit from the runway at Cancún Airport. This project, which was started a year previously, was intended to respond to the increase in the volume of flights at the airport and has significantly improved efficiency in daily operations by allowing a considerable increase in the average number of flights per hour, from 34 to 46.

In terms of remodeling and improvements to facilities, it is important to note the refurbishment of Veracruz Airport, where special telescopic walkways were installed to protect passengers from rain during boarding and disembarking. Similarly, the terminal building at Villahermosa was remodeled, and boarding bridges were also installed to insure the comfort of our passengers.

During the year, total investment in upgrading facilities represented a sum of more than $59.4 million US dollars. In this way, the Group maintains its policy of making the necessary investments to continue to offer top quality services in airports that, in terms of safety and efficiency, are comparable to those that exist in any other part of the world.

With regard to the performance of the Group during the hurricanes that affected the airports at Veracruz, Oaxaca, Tapachula, Cozumel and Cancún, in all cases prudent yet decisive action was taken. Although the material damages suffered were extremely considerable, the appropriate handling of these situations meant that no lives were lost. We played



More than

$59.4

million US dollars

invested in 2005


International departures
Salidas internacionales





$37.6 million US dollars

ASUR made investments of more than $37.6 million US dollars with the aim of complying with new international security regulations.

an important role in coordinating assistance to tourists who were in the affected destinations; the support provided by Merida Airport in evacuating passengers from the affected areas is just one example of the numerous tasks undertaken to help travelers get back safe and sound to their places of origin.

A fundamental element in achieving this goal was that the Company management was adequately prepared for the threat posed by these extreme weather phenomena. In fact, in all cases – including Cancun, which suffered the greatest damage due to the magnitude of the hurricane and the length of time that it took to blow over – the airports reopened in a period of no more than 48 hours. This fact bears witness to the Group's ability to make the right decisions quickly under the most critical circumstances.

Since phenomena of this kind cannot be avoided, and indeed are expected to begin appearing more and more frequently, ASUR has begun an intensive campaign in order to be increasingly better prepared to handle these situations. Consequently, the design of Terminal 3 at Cancun, currently under construction, takes the lesson of hurricane Wilma into account in order to reduce as much as possible the damage caused by a similar hurricane in the years to come.

Through achievements such as those described above, ASUR expresses its commitment to continue providing services with a high added value for users, not just under normal operating conditions but also when large-scale natural disasters happen, such as those that took place in 2005.

ASUR expresses its commitment to continue providing services with a high added value for users, not just under normal operating conditions but also when large-scale natural disasters happen, such as those that took place in 2005.

/// Terminal 3

The growth of Cancún, both as a tourist destination and as a place to live, has been significant over the last few years. To give just one example, the number of hotel rooms in the region of Cancún and the Riviera Maya has now exceeded 50,000. This is the most important region in the country for tourist revenues.

Although in 2005 Cancún Airport suffered extensive damage due to hurricanes Emily and Wilma, it is obvious that the region is far too strong to be seriously affected; the recovery effort is well under way and ASUR is supporting the development of the region.

ASUR is preparing for the growing demand in visitor services, in order to continue to provide the high quality standards that characterize the Company. Thus, in December 2005, the construction of Terminal 3 at Cancún Airport began.

This building, covering an area of more than 40,000 square meters, with the most advanced technology and with an investment of more than $94 million US dollars in total, will make this airport the most modern and efficient in Mexico. The estimated construction time is approximately two years, and once it is complete ASUR will guarantee the capacity to respond to the expansion needs of this destination.

Among the main characteristics of this new terminal are the following: client-oriented design, with both passengers and airlines in mind; sophisticated security equipment that monitors 100% of hold baggage and fully complies with international aeronautical safety regulations; 84 check-in counters; 11 gates equipped with boarding bridges that take passengers directly onto their aircraft; extensive areas for the comfort of users.

After six years, ASUR and its strategic partner are finally able to show that service quality can go hand-in-hand with functionality, comfort and economy. We are confident that Cancún's Terminal 3 will represent a milestone in Mexican aviation.



/// Start of Terminal 3 construction works

Start of Terminal 3 construction works, with the presence of the CEO of ASUR, the Minister for Tourism, the Chairman of the Board of ASUR, the Minister for Communications and Transport, the Governor of Quintana Roo, the Mayor of Benito Juárez and the Director of Cancún Airport.

60%

capacity increase in passenger terminals at Cancún.




N380RM

After six years, ASUR and its strategic partner are finally able to show that service quality can go hand-in-hand with functionality, comfort and economy.

/// Second Runway

As part of the expansion needs at Cancún Airport, it is necessary to guarantee the adequate handling of airport operations.

For this reason in 2004 the Group's Board of Directors authorized the construction of the second runway at Cancún Airport. This project, which is expected to require an investment of more than $47 million US dollars, was begun during the third quarter of 2005, once the Federal Government provided a concession to use the land.

The second runway construction project includes: a runway that is 2,800 meters long by 45 wide, parallel to the existing runway; a taxiway to connect both runways; a new control tower; and new facilities for the airport rescue and fire-fighting service.

Even though the capacity of the existing runway was already increased considerably during 2004 with the construction of the high-speed runway exit, this will only be sufficient to cover operations growth during the period that the second runway is under construction.

Consequently, given that the estimated construction time is two years, the Group took all the necessary steps to begin working on this project in as short a time as possible. The main stages that a project of this kind generally includes are as follows:

- Technical studies (location, orientation, etc.) and operations studies, including aerospace and procedural studies.
- Civil engineering (construction)
- Fine-tuning, including possible adjustments to equipment such as radars and lighting, and testing and final approval by the Mexican air traffic control authorities (SENEAM), which is administered by the Ministry of Communications and Transport.

With investments in projects such as Terminal 3 and the second runway, ASUR has demonstrated its commitment to continue providing world-class services to its visitors. Similarly, these investments illustrate the determination of the Group to make its plans a reality, despite the meteorological setbacks that hampered operations during the second half of 2005.



With investments in projects such as Terminal 3 and the second runway, ASUR has demonstrated its commitment to continue providing world-class services to its visitors.



Second Runway
Terminal 3
High-speed exit

/// Route Development

In 2005, the route development project launched by the Group with great success in 2004 was further consolidated. The main objective of this project is to create new routes allowing potential travelers to save time and money in their itineraries, and thereby creating greater flows of visitors to the airports in the Group.

To achieve these goals, ASUR created a specialized route development department that not only analyzes and proposes new ways of accessing the destinations where the Group has operations, but also maintains existing routes where justifiable and determines the frequencies of flights to each destination in order to achieve the greatest efficiencies in resource utilization.

As an important part in the consolidation of this innovative concept, during 2005 ASUR represented Mexico at a special route development event that is organized each year and which, on this occasion, was sponsored by Copenhagen Airports A/S. This event is attended by representatives of airlines from all over the world with the sole purpose of exchanging ideas focused on developing new routes, allowing all parties to improve the passenger services they offer.

On this occasion, the presence of ASUR was supported by the Ministries of Tourism from the States of Yucatán and Oaxaca, as well as by the Cancún Visitors and Conventions Bureau. As a result of the participation of the Group in this important event, more than forty new routes were created, which will help to increase passenger traffic to the Company's airports at the same time that they promote tourism in the States in question.

The sustained success of this project confirms it as an important strategy for the future. For the second year running, the route development effort produced excellent results, thereby contributing significantly to the attainment of the objectives of the Group, not just in times of growth such as those experienced in recent years, but also when faced with extraordinary events such as those that took place during the third quarter of 2005.


MEXICO'S
CANCÚN
COZUMEL
HUATULCO
MINATITLÁN
OAXACA
TAPACHULA
VERACRUZ

/// Routes

The stand where Mexico was represented by ASUR at the international World Route Development Forum (Routes), held in Copenhagen and sponsored by the city's airport.


MEXICO'S
LEADING AIRPORTS

ASUR, a successful participant, consolidating the image of Mexico as one of the most important destinations in the world.



More than

40

new routes opened during 2005.

/// Commercial Achievements

ASUR's management has a clear service approach to all the users of the airports, which translates as a continuous improvement ethic. We are constantly seeking to do things better in our commercial areas, by offering a superior range of products at fair prices and with excellent customer service. Although we had a difficult year due to the weather, our hard work paid off: we were able to observe the consolidation of the direct commercial operation scheme, improvements in the services provided to airport users and, from a financial viewpoint, an increase in commercial revenues per passenger.

The services on offer inside the airports are: food and beverages, duty-free shops, car rental, retailing, banking and foreign exchange services, advertising, teleservices, non-permanent ground transportation and car parking.

In previous years we have undertaken large-scale projects in terms of investments and negotiations with concession-holders regarding commercial premises, in order to standardize the profile of the operators in our shopping areas. The result of these efforts is that the Group now has a solid concessionaire base and an attractive range of services to offer to people visiting the airports. In addition, in some cases ASUR has taken over the direct operation of some commercial units, with more than satisfactory results.

During 2005 we carried out a series of campaigns intended to satisfy our passengers' needs. Our main achievements include: the harmonization of surroundings in all our airports, coordinated campaigns between several commercial operators and sufficient information on the range of products available and specific promotions in different seasons.

In terms of results, the revenues from commercial activities increased by 20% in comparison with the previous year, from $39.1 million US dollars in 2004 to $47.0 million US dollars in 2005. This increase represents an excellent performance, since it was achieved despite the pronounced drop in passenger figures during the year as a result of hurricanes Emily, Stan and Wilma. To provide another example of the positive results in commercial activities, average commercial revenues per passenger rose to $3.4 US dollars, representing a 25% increase in comparison to 2004.

These achievements are based in part on important improvements in the business lines of duty-free shops, food and beverages, retailing, car parking and advertising. Another contributing factor is the direct operation by ASUR of certain

This year we were able to observe the consolidation of the direct commercial operation scheme, improvements in the services provided to airport users and, from a financial viewpoint, an increase in commercial revenues per passenger.









Commercial revenues reached

$3.4

US dollars per passenger.

The commercial revenues of ASUR represented 24% of the total revenues of the Group, representing the most significant contribution of commercial activities to overall results so far.



commercial premises, mainly restaurants; and the opening up of convenience stores in the airports at Cancún, Cozumel, Villahermosa, Oaxaca and Minatitlán.

Another important success was obtained in August 2005, when the International Chamber of Commerce in Paris issued a favorable ruling for ASUR in an arbitration case arising from a dispute with Dufry de México, S.A. de C.V. in 2004 in Cancún Airport. The disagreement was in relation to the amount to be paid as fees for the rent of the units that the firm in question operates in the airport. Similarly, the recovery of a sum payable by Aldeasa to the Group generated net revenues of some $48 million pesos.

The experience of Inversiones y Técnicas Aeroportuarias (ITA), an international consortium and the strategic partner of the Group, continues to be fundamental in appropriate decision-making and determining strategies in commercial matters, since this is based not just on a long track record, but also on the results of numerous studies that identify with a high degree of accuracy the different service, tastes and needs of the visitors to each of the airports operated by the Group.

As a result of the above, the commercial revenues of ASUR represented 24% of the total revenues of the Group, representing the most significant contribution of commercial activities to overall results so far. Each year we get closer to the commercial revenue ratios achieved in the airports with the most efficient commercial operations in the world.

During 2006, ASUR fully intends to maintain its strategies aimed at the continuous increase of commercial revenues. This will be possible by making the right decisions with regard to the product mixes and services on offer in each airport, and through the discipline of the Group's management in efficiently putting into practice these strategies to the benefit of users.

/// Investors

The financial results of ASUR from 2005 reflect the excellent performance of the Group during the first half of the year and the impact of the hurricanes during the months of August and September. These caused substantial damage to facilities in Cozumel, Tapachula, Veracruz and Cancún, and subsequently created significant decreases in passenger traffic to those destinations, which were reflected in the results of the Group.

In terms of passenger volumes, considerable reductions were recorded in Cancún, Mérida, Cozumel, Veracruz, Minatitlán and Tapachula; accordingly, the annual passenger traffic figures for the entire Group fell by 4.1% to 13.3 million passengers. The effect of this reduction is in stark contrast to the previous year, when record passenger traffic figures were recorded for several of ASUR's airports.

Despite the events mentioned, ASUR managed to maintain a solid, debt-free financial structure, which made it possible to absorb the losses sustained with no major consequences. Thanks to the Company's financial situation, it was possible to make new investments in assets and to carry out the necessary reconstruction works in order for the Group's airports to be operating normally almost immediately.

This, in conjunction with the careful handling and control of the Group's cost structures, generated operating profits plus depreciation and amortization of $116.2 million US dollars.

The appropriate handling of the natural-disaster emergency, in combination with the capacity to maintain an extremely healthy financial footing, allowed ASUR's shares and ADS (American Depositary Shares) to generate a positive yield for investors. The shares traded on the Mexico City Stock Exchange increased in price by 12.7%, while ADS gave a return of 19.7% during 2005.



/// Welcome ceremony for the first flight by a low-cost airline

During the year 2005, Mexican low-cost airlines began operations in our airports.



The Federal Government sold

11.1%

of ASUR's shares on the Mexico City Stock Exchange during the first quarter of the year.





/// Board of Directors

Chairman
Fernando Chico Pardo

Board members
Kjeld Binger
Francisco Garza Zambrano
George J. Vojta
Ricardo Guajardo Touché
Valentín Díez Morodo
Gastón Azcárraga

Operations Committee
Fernando Chico Pardo [Chairman]
Kjeld Binger
Francisco Garza Zambrano
Michael Olsen
Martha Miller de Lombera
Gastón Azcárraga

Nominations & Compensations Committee
Martha Miller de Lombera [Chairwoman]
Fernando Chico Pardo
Kjeld Binger

Audit Committee
Ricardo Guajardo Touché [Chairman]
George J. Vojta
Gastón Azcárraga

Acquisitions & Contracts Committee
Kjeld Binger [Chairman]
Fernando Chico Pardo
Martha Miller de Lombera

/// Officers

Gabriel Gurméndez Armand-Ugón
CANCUN AIRPORT DIRECTOR

Adolfo Castro Rivas
CHIEF FINANCIAL & STRATEGIC PLANNING OFFICER

Héctor Navarrete Muñoz
DIRECTOR OF REGIONAL AIRPORTS

Claudio Góngora Morales
CHIEF LEGAL COUNSEL

Manuel Gutiérrez Sola
CHIEF COMMERCIAL OFFICER

AIRPORT DIRECTORS

Gabriel Gurméndez Armand-Ugón
CANCUN AIRPORT

Simón Salazar Antón (Acting Director)
COZUMEL AIRPORT

Margarita Arroyo Spamer
HUATULCO AIRPORT

Héctor Navarrete Muñoz
MERIDA AIRPORT

Jorge Quintero Mendoza
MINATITLAN AIRPORT

Cuauhtémoc Rangel Alcaraz
OAXACA AIRPORT

Bruno Serrano Márquez
TAPACHULA AIRPORT

Alejandro Pantoja López
VERACRUZ AIRPORT

Alejandro Álvarez Conway
VILLAHERMOSA AIRPORT



/// Consolidated Audited Financial Statements

DECEMBER 31, 2003, 2004 AND 2005
Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries



23 Report of Independent Registered Public Accounting Firm

CONSOLIDATED FINANCIAL STATEMENTS:

24 Consolidated balance sheets

25 Consolidated statements of income

26 Consolidated statements of changes in stockholders' equity

27 Consolidated statements of changes in financial position

28 Notes to the consolidated financial statements

ITEM 5

53 Item 5. Operating and Financial Review and Prospects

/// Report of Independent Registered Public Accounting Firm

PRICEWATERHOUSECOOPERS

To the Stockholders of
Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries:

We have audited the accompanying consolidated balance sheets of Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries (Southeast Airport Group) as of December 31, 2004 and 2005, and the related consolidated statements of income, of changes in stockholders' equity and of changes in financial position for each of the three years in the period ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries as of December 31, 2004 and 2005, and the results of operations, changes in stockholders' equity and changes in financial position for each of the three years in the period ended December 31, 2005, in conformity with accounting principles generally accepted in Mexico.

Accounting principles generally accepted in Mexico vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 16 to the consolidated financial statements.

PricewaterhouseCoopers S.C.

Alfonso Infante Lozoya

Mexico City
April 11, 2006

/// Consolidated Balance Sheets

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries
(Southeast Airport Group)
As of December 31, 2004 and 2005
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

	2004	**2005**
ASSETS		
Current assets:		
Cash and marketable securities	Ps. 1,202,087	Ps. 1,533,583
Trade and other receivables, net (Note 3)	219,371	162,814
Recoverable taxes and other current assets	61,446	162,201
Total current assets	1,482,904	1,858,598
Improvements to concessioned assets, land, machinery, furniture and equipment, net of accumulated depreciation of Ps. 269,170 and Ps. 369,873, respectively (Note 4)	1,603,609	2,177,648
Direct commercial operations rights, net of accumulated amortization of Ps, 9,989 and Ps 25,240, respectively	70,224	54,973
Airport concessions, net of accumulated amortization of Ps. 1,436,225 and Ps. 1,675,317, respectively (Note 5 and 6)	8,112,973	7,873,881
Rights to use airport facilities, net of accumulated amortization of Ps. 538,625 and Ps. 594,102, respectively (Note 5 and 6)	2,219,893	2,098,322
Total assets	Ps. 13,489,603	Ps. 14,063,422
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Trade accounts payable	Ps. 11,367	Ps. 21,945
Accrued expenses and other payables (Note 7)	186,751	330,918
Total current liabilities	198,118	352,863
Seniority premiums	505	6,293
Deferred income tax and employees' statutory profit sharing	553,869	678,538
Total liabilities	752,492	1,037,694
Commitments and contingencies		
Stockholders' equity (Note 8):		
Capital stock	11,854,992	11,854,992
Legal reserve	71,176	102,536
Reserve for repurchase of stock	165,249	505,011
Retained earnings	645,694	563,189
Total stockholders' equity	12,737,111	13,025,728
Total liabilities and stockholders' equity	Ps. 13,489,603	Ps. 14,063,422

The accompanying notes are an integral part of these consolidated financial statements.

/// Consolidated Statements of Income

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries
(Southeast Airport Group)
For the years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005, except per share amounts)

	For the years ended December 31, 2003	2004	**2005**
REVENUES:			
Aeronautical services	Ps. 1,255,930	Ps. 1,530,620	Ps. 1,456,568
Non-aeronautical services	338,248	511,210	607,240
Total revenues	1,594,178	2,041,830	2,063,808
OPERATING EXPENSES:			
Cost of services excluding depreciation and amortization	401,886	482,920	536,375
Concession fee	79,680	102,053	103,190
General and administrative expenses	131,534	109,281	124,344
Depreciation and amortization	385,465	412,863	434,080
Technical assistance	50,136	69,187	66,430
Total operating expenses	1,048,701	1,176,304	1,264,419
Operating income	545,477	865,526	799,389
COMPREHENSIVE FINANCING RESULT:			
Interest income, net	57,920	46,961	102,533
Exchange gains (losses), net	6,140	(7,186)	(16,132)
Loss from monetary position	(37,741)	(69,438)	(63,654)
Net comprehensive financing income (cost)	26,319	(29,663)	22,747
Income before taxes, employees' statutory profit sharing and extraordinary items	571,796	835,863	822,136
Provisions for (Note 11):			
Asset tax	49,124	24,489	21,626
Deferred income tax and employees' statutory profit sharing	202,982	165,849	228,357
Income before extraordinary items	319,690	645,525	572,153
Restructure and contract termination fees, net of deferred income taxes of Ps. 9,122, and Ps. 4,386, and nil respectively	(17,715)	(18,304)	-
Loss on natural disaster, net of deferred income Taxes of Ps. 826, nil and Ps. 3,612, respectively	(1,763)	-	(8,964)
Net income	Ps. 300,212	Ps. 627,221	Ps. 563,189
Earnings per share (Note 8)	Ps. 1.00	Ps. 2.09	Ps. 1.88

The accompanying notes are an integral part of these consolidated financial statements.

/// Consolidated Statements of Changes in Stockholders' Equity

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries
(Southeast Airport Group)
For the years ended on December 31, 2003, 2004 and 2005
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

	Capital stock	Legal reserve	Reserve for repurchase of stock	Retained earnings	Total stockholders' equity
Balance at December 31, 2002	Ps. 11,854,992	Ps. 43,718	Ps.	Ps. 274,853	Ps. 12,173,563
Transfer to legal reserve		12,447		(12,447)	
Recovered income tax paid on dividends				117,382	117,382
Dividends paid				(169,530)	(169,530)
Income tax paid on dividends				(87,337)	(87,337)
Comprehensive income				300,212	300,212
Balance at December 31, 2003	11,854,992	56,165		423,133	12,334,290
Transfer to legal reserve		15,011		(15,011)	
Transfer to reserve for repurchase of stock			165,249	(165,249)	
Recovered income tax paid on dividends				24,929	24,929
Dividends paid				(182,611)	(182,611)
Income tax paid on dividends				(66,718)	(66,718)
Comprehensive income				627,221	627,221
Balance at December 31, 2004	11,854,992	71,176	165,249	645,694	12,737,111
Transfer to legal reserve		31,360		(31,360)	
Transfer to reserve for repurchase of stock			339,762	(339,762)	
Dividends paid				(192,199)	(192,199)
Income tax paid on dividends				(82,373)	(82,373)
Comprehensive income				563,189	563,189
Balance at December 31, 2005	Ps. 11,854,992	Ps. 102,536	Ps. 505,011	Ps. 563,189	Ps. 13,025,728

The accompanying notes are an integral part of these consolidated financial statements.

/// Consolidated Statements of Changes in Financial Position

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries
(Southeast Airport Group)
For the years ended December 31, 2003, 2004 and 2005
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005)

	For the years ended December 31,		
	2003	2004	2005
Operating activities:			
Net income before extraordinary items	Ps. 319,690	Ps. 645,525	Ps. 572,153
Adjustments to reconcile net income to resources provided by (used in) operating activities:			
Depreciation and amortization	385,465	412,863	434,080
Deferred income tax and employees' statutory profit sharing	202,982	137,054	213,710
Changes in operating assets and liabilities:			
Trade receivables	2,538	(34,055)	56,557
Recoverable taxes and other current assets	(85,696)	91,730	(100,755)
Recoverable asset tax	(109,861)	(125,922)	(99,822)
Trade accounts payable, accrued expenses and other payables	18,038	51,348	171,314
Resources provided by operating activities before extraordinary items	733,156	1,178,543	1,247,237
Restructure and contract termination fees	(17,715)	(18,304)	-
Loss on natural disaster	(1,763)	-	(8,964)
Resources provided by operating activities	713,678	1,160,239	1,238,273
Financing activities:			
Dividends paid	(169,530)	(182,611)	(192,199)
Tax on dividends paid	(87,337)	(66,718)	(82,373)
Recovered income tax paid on dividends	117,382	24,929	-
Resources used in financing activities	(139,485)	(224,400)	(274,572)
Investing activities:			
Direct commercial operations rights	-	(80,213)	-
Purchase of improvements to concessioned assets, land, machinery, furniture and equipment	(363,556)	(425,683)	(632,205)
Resources used in investing activities	(363,556)	(505,896)	(632,205)
Increase in cash and marketable securities	210,637	429,943	331,496
Cash and marketable securities, beginning of period	561,507	772,144	1,202,087
Cash and marketable securities, end of period	Ps. 772,144	Ps. 1,202,087	Ps. 1,533,583

The accompanying notes are an integral part of these consolidated financial statements.

Grupo Aeroportuario del Sureste, S. A. de C. V. and Subsidiaries
(Southeast Airport Group)
(Expressed in thousands of Mexican Pesos in purchasing power as of December 31, 2005, except per share and share amounts)

1. FORMATION AND DESCRIPTION OF BUSINESS

Grupo Aeroportuario del Sureste, S. A. de C. V. ("ASUR"), a Mexican company, was incorporated in April 1998, as a wholly-owned entity of the Mexican government to operate, maintain and develop nine airports in the Southeast region of Mexico. The nine airports are located in the following cities: Cancún, Cozumel, Mérida, Huatulco, Oaxaca, Veracruz, Villahermosa, Tapachula and Minatitlán. ASUR and its subsidiaries are collectively referred to as the "Company".

In June 1998, the Ministry of Communications and Transportation granted to Subsidiaries of ASUR the concessions to operate, maintain and develop the nine airports of the Southeast group for a period of 50 years commencing on November 1, 1998, for Ps. 11,772,764 (December 31, 2005 constant pesos), excluding value added tax. The concession period may be extended by the parties under certain circumstances. The acquisition cost of the airport concessions was paid through the issuance of capital stock of ASUR (see Note 8). Beginning November 1, 1998, the Company is required to pay the Mexican government annual concession fees currently equal to 5% of each concession holder's gross annual revenues for the use of public domain assets pursuant to the terms of its concessions.

Notwithstanding the Company's rights to operate, maintain and develop the nine airports, pursuant to the Mexican General Law of National Assets, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon expiration of the Company's concessions, these assets, including any improvements made during the term of the concessions, automatically revert to the Mexican nation.

In December 1998 and in March 1999, the Mexican government sold an aggregate 15% equity interest in ASUR to Inversiones y Técnicas Aeroportuarias, S. A. de C. V. (ITA), pursuant to a public bidding process. ITA paid the Mexican government an aggregate of Ps.1,165,076 (nominal), excluding interest, in exchange for: (i) 45,000,000 Class I Series BB shares representing 15% of ASUR's capital stock; (ii) options to purchase newly issued shares representing 2%, 2% and 1% of total shares outstanding at the time of exercise, each determined on a fully diluted basis, from the Company; and (iii) the right and obligation to enter into several agreements, including a technical assistance agreement, under terms established during the bidding process. At December 31, 2003, ITA was a consortium comprised of Copenhagen Airports A/S (25.5%), Grupo Vinci, S. A. (24.5%), Ferrovial Aeropuertos, S. A. (24.5%), and Nacional Financiera, S. N. C. (25.5%). In April 2004, Copenhagen Airports A/S increased its equity by 11% upon acquiring the percentage of stock ownership of Ferrovial Aeropuertos, S. A. Moreover, Mr. Fernando Chico Pardo became a stockholder of ITA, upon acquiring 24.5% previously held by Grupo Vinci, S. A., and 13.5% of the 24.5% that was previously held by Ferrovial Aeropuertos, S. A. After these transactions, as of December 31, 2004 ITA shareholders consisted of Copenhagen Airports A/S (36.5%), Fernando Chico Pardo (38%), and Nacional Financiera, S. N. C. (25.5%).

During 2004, the shares of ITA held by Nacional Financiera, S. N. C., were put on sale through a bidding process. Mr. Fernando Pardo Chico exercised the preemptive right that he had over these shares by paying 2% above the highest price received during the bidding process. At the February 7, 2005, general stockholders' meeting, the Shareholders approved the share sale.

With respect to the ASUR shares not held by ITA, on September 28, 2000, the Mexican government held a public offer for 221,739,130 Series "B" shares representing 73.9% ASUR´s shares. On March 8, 2005, the Mexican government held a public offer for 33,260,870 Series "B" shares represented 11.1% ASUR´s remaining shares it owned, As of December 31, 2005 ASUR´s Shareholders are represented by public investors (85%) and ITA (15%).

Series BB shares held by ITA grant ITA certain rights including the right to name two members of the Boards of Directors of the Company, and veto rights with respect to certain corporate shares. The technical assistance contract grants ITA certain rights including the right to name and remove the chief executive officer, and half the members of the Company's Executive Management.

In October 2005, Hurricane Wilma caused severe damage to large portions of Cancun, Mexico. The storm resulted in extensive flooding in Cancún and Cozumel airports, permanent damage in Terminal 1 building and temporary damage (electrical installations, other equipment, etc.) in Terminal 2 building and corporate offices building in Cancún airport.

As a result the Company wrote off Terminal 1 building, provided for the estimated restoration costs for Terminal 2 building and corporate offices building in Cancún airport, and incurred other non-impairment losses, all classified as loss on natural disasters in the results of operations of the year as indicated in the table below.

In addition, the Company recorded an asset related to the insurance recovery for the loss recognized in the financial statements related to the effects of Hurricane Wilma as follows.

The components of the loss on natural disaster for the year ended December 31, 2005 are as follows:

Terminal 1 building write-off	Ps.	54,967
Restoration costs incurred during 2005		36,292
Provision for restoration costs at December 31, 2005		64,242
Insurance deductible		3,600
Other expenses		7,041
Other losses for natural disaster in Veracruz Airport		1,203
Insurance recovery		(155,501)
Deferred taxes		(2,880)
Net loss on natural disasters for the year ended December 31, 2005	Ps.	8,964

From October to December 2005, passenger traffic at the Cancun and Cozumel airports declined significantly comparing with the same period for 2004 (approximately 57.1 % and 82.5%, respectively).

During December 2005, the insurance company gave advances to cover the losses caused by Hurricane Wilma to the Cancun and Cozumel Airports totaling Ps. 103,000 and Ps. 8,000, respectively. The balance of the account receivable from the insurance company as of December 31, 2005, is included in the caption recoverable taxes and other current assets in the Balance Sheet, is Ps. 44 million.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Mexico ("Mexican GAAP") as promulgated by the Mexican Institute of Public Accountants ("MIPA").

The principal accounting policies followed by the Company are as follows:

a) Basis of presentation

All significant intercompany balances and transactions have been eliminated. The consolidated Subsidiaries of the Company are:

	Ownership interest (direct and indirect)	
Subsidiary	2004	2005
Aeropuerto de Cancún, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Cozumel, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Mérida, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Huatulco, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Oaxaca, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Veracruz, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Villahermosa, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Tapachula, S. A. de C. V.	99.99%	99.99%
Aeropuerto de Minatitlán, S. A. de C. V.	99.99%	99.99%
Servicios Aeroportuarios del Sureste, S. A. de C. V.	99.99%	99.99%

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

b) Recognition of the effects of inflation

The consolidated financial statements have been prepared in accordance with Bulletin B-10, "Recognition of the Effects of Inflation on Financial Information" ("Bulletin B-10") issued by the MIPA, and determined as follows:

- The consolidated statements of income and changes in stockholders' equity were restated applying Mexican National Consumer Price Index ("Mexican CPI") factors from the periods in which the transactions occurred. The consolidated financial statements of the Company for the years ended December 31, 2003 and 2004, have been restated for comparability purposes to December 31, 2005 purchasing power, by applying the restatement factors of 1.087 and 1.033, respectively.

- The consolidated statements of changes in financial position present, in constant pesos, the resources provided by or used in operating, financing and investing activities.

The methodology for the restatement of the individual financial statement items is as follows:

Restatement of non-monetary assets:

Machinery, furniture and equipment, net are recorded at acquisition cost, restated using Mexican CPI factors from the date the asset was purchased to the date of the financial statements. Depreciation expense is based on the restated carrying value of the assets.

The rights to use the airport facilities, net and the airport concessions, net were recorded based on the allocation of the purchase cost of the airport concessions and the acquisition cost of the rights of Cancun Air, Dicas and Aeropremier to the assets and liabilities acquired (see Notes 2(f), 5, and 6) and are restated using Mexican CPI factors. Amortization expense is computed on the restated carrying values of the rights to use the airport facilities and the airport concessions.

Restatement of stockholders' equity:

The restatement of the Company's capital stock, contributed capital, legal reserve, reserve for the repurchase of stock and retained earnings is determined by applying Mexican CPI factors from the dates on which capital was contributed and earnings were generated and reflects the amounts necessary to maintain the stockholders' investment at the purchasing power of the original amounts.

Loss from monetary position:

Loss from monetary position represents the inflationary effect, measured by the Mexican CPI, on the monetary assets and liabilities.

c) Cash and marketable securities

Cash and marketable securities includes cash, temporary investments and marketable securities. As of December 31, 2004 and 2005, cash and marketable securities consisted primarily of money market accounts and short-term Mexican government bonds.

d) Embedded derivatives

Embedded derivatives are accounted for at fair value at the balance sheet date in accordance with Bulletin C-10 "Derivative Financial Instruments and hedge transactions".

e) Improvements to concessioned assets, land, machinery, furniture and equipment, net

Depreciation of machinery, furniture and equipment is based upon the restated carrying value of the assets and is recognized using the straight-line method over the estimated useful lives of the assets. The useful lives of the Company's machinery, furniture and equipment are as follows:

	Years
Improvements to concessioned assets	10 - 50
Machinery and equipment	10
Office furniture and equipment	10
Computer equipment	3
Automotive equipment	4
Other	various

When assets are retired or otherwise disposed of, the restated cost and accumulated depreciation are removed from the accounts and any gain or loss is recorded in results of operations.

f) Rights to use airport facilities, environmental liabilities and airport concessions

Rights to use airport facilities and airport concessions include the acquisition of the nine airport concessions and the rights acquired from Cancun Air, Dicas and Aeropremier. Although the Company has, through its concessions, the rights to operate, maintain and develop the nine airports, all the permanent fixed assets in the airports are owned by the Mexican nation. Upon termination of the Company's concessions, these assets, including any improvements made during the term of the concessions automatically revert to the Mexican nation.

The acquisition cost of the nine airport concessions and the acquisition cost of rights acquired of others entities was allocated to the rights to use the airport facilities and to certain environmental liabilities assumed with the excess acquisition cost recorded as airport concessions. The amounts allocated to the rights to use the airport facilities were based on the depreciated replacement cost of the assets as determined by an independent appraiser. The amounts allocated to the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of an agreement with the environmental authorities, (see Note 5).

The rights to use the airport facilities are being amortized on a straight-line basis over the estimated remaining useful lives of the underlying assets. The amounts allocated to the airport concessions are being amortized on a straight-line basis over the life of the concessions and the rights acquired.

g) Review of the book value of long - lived assets

The Company estimates the recoverable value of the rights to use airport facilities, airport concessions and improvements to concessioned assets to be the estimated discounted future net cash flows from the nine airport concessions in the aggregate. If the carrying value of the assets exceeds the recoverable value an impairment loss is recognized. At December 31, 2004 and 2005, the recoverable value exceeds the net book value.

The procedure and criterion used by the Company are in line with the provisions of Bulletin C-15, "Impairment in the Value of Long-lived Assets and Their Disposal", issued by the Accounting Principles Commission of the Mexican Institute of Public Accountants, which went into effect on January 1, 2004.

h) Seniority premiums and employee severance pay

Seniority premiums to which employees are entitled after 15 years of service are recorded as cost in the years in which the services are rendered, as required by Bulletin D-3, "Labor Obligations", issued by the MIPA.

As of 2005, this bulletin requires that a liability be recognized for payments made to employees at the end of their employment (severance pay), calculated on the basis of the projected unit credit method. The initial effects were recognized, as permitted by the accounting principle, over the average working life of the employees and consequently had no effects on the consolidated results of the period upon adoption. The accounting principle previously required that severance pay be recognized in the accounting results of the year in which amounts were paid.

i) Revenue recognition

Revenues are obtained from aeronautical services, which generally relate to the use of airport infrastructure by air carriers and passengers, and from non-aeronautical services.

Aeronautical services revenues consist of a passenger charge for each departing passenger (excluding diplomats, infants, and transfer and transit passengers), a landing charge based on the average between aircraft's maximum takeoff weight and the zero-fuel weight and hour of arrival, aircraft parking charges based on the time an aircraft is on the ground and hour of arrival, passenger walkway charges for the connection of aircraft to the terminal, based on hour of arrival, and airport security charges for each departing passenger. Aeronautical services revenue is recognized as passengers depart, at the time of landings and as services are provided, as the case may be.

Non-aeronautical services revenues consist primarily of the leasing of space in the airport terminals, access fees received from third parties providing handling, catering and other services at the airports and miscellaneous other revenues.

Rental income is recognized on terminal space which is leased through operating leases. Such leases stipulate either (i) fixed monthly rental fees (ii) fees based on the greater of a minimum monthly rental fee, a specified percentage of the lessee's monthly revenues or the number of departing passengers. Access fees and other services revenues are recognized as services are provided. All amounts are calculated and recognized on a monthly basis.

Under the Airport Law and its regulations, the Company's revenues are classified as Airport Services, Complementary Services or Commercial Services. Airport Services consist primarily of the use of runways, taxiways and aprons for landings and departures, aircraft parking, the use of passenger walkways, security services, hangars, automobile parking facilities as well as the general use of terminal space and other infrastructure by aircraft, passengers and cargo, including the lease of space essential for the operation of airlines and complementary service providers. Complementary Services consist primarily of ramp and handling services, catering, maintenance and repair and related activities that provide support to air carriers. Revenues from access fees charged to third parties providing complementary services are classified as Airport Services. Commercial Services consist of services that are not considered essential to the operation of an airport, such as the lease of space to retailers, restaurants and banks.

The following table presents the Company's revenues for the years ended December 31, 2003, 2004 and 2005, using the classifications established under the Airport Law and its regulations (see below for discussion of revenue regulation):

	Year ended December 31,		
	2003	2004	**2005**
Regulated services:			
Airport services	Ps. 1,339,714	Ps. 1,608,462	Ps. 1,539,361
Non-regulated services:			
Airport services:			
Access fees from non-permanent ground transportation	5,582	8,107	7,446
Car parking lots and related access fees	22,150	26,592	32,714
Other access fees	1,915	3,244	3,055
Commercial services	218,150	381,714	460,096
Other services	6,667	13,711	21,136
Total non-regulated services	254,464	433,368	524,447
	Ps. 1,594,178	Ps. 2,041,830	Ps. 2,063,808

j) **Transactions in foreign currency and exchange rate differences**

Monetary assets and liabilities denominated in foreign currencies are translated into Mexican pesos at the exchange rates in effect as of the balance sheet dates. Currency exchange fluctuations are included in income for the period and reflected in comprehensive financing cost.

k) **Deferred income tax, employees' statutory profit sharing and tax on dividends**

Deferred income tax is recorded using the full-liability method of assets and liabilities, which consists of determining deferred income tax by applying the corresponding tax rate to the differences between the book and tax values of assets and liabilities at the date of the financial statements.

Deferred employees' statutory profit sharing is calculated based on nonrecurring temporary differences between the book profit and the profit subject to employees' statutory profit sharing.

Deferred income tax and employees' statutory profit sharing assets are reduced, if necessary, by the amount of any tax benefits for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

Tax on dividends is recorded against retained earnings pursuant to Circular No. 35 issued by the MIPA. Any recovered tax on dividends previously paid is also recorded in retained earnings.

l) **Comprehensive income**

Comprehensive income is represented by the net income plus items required by specific accounting standards to be reflected in stockholders' equity but which do not constitute capital contributions, reductions or distributions. It is restated on the basis of Mexican CPI factors.

m) Earnings per share

Basic earnings per share were computed by dividing income available to stockholders by the weighted-average number of shares outstanding (see Note 8). Weighted-average shares outstanding for calculating diluted earnings per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue common stock were exercised or converted into shares, using the treasury stock method. Under the treasury stock method, proceeds received from the assumed exercise of the stock options would be used to repurchase the Company's shares at the average market price during the period.

The weighted average shares outstanding for calculating both basic and diluted earnings per share was 300 million shares for the years ended December 31, 2003, 2004 and 2005. Options to purchase newly issued shares representing 5%, 3% and 3% of total shares outstanding, at the time of exercise, each determined on a fully diluted basis, were outstanding during the years ended December 31, 2003, 2004 and 2005 but were not included in the computation of diluted earnings per share because the assumed exercise would be antidilutive.

n) Concentrations

On March 8, 2005, the Mexican government sold their remaining 11.1% equity interest in ASUR pursuant to a public offering, and therefore ceased to be related party.

Trade receivables consist primarily of receivables from major domestic and international airlines. Approximately 24% and 62% of trade receivables as of December 31, 2005 and 2004, respectively were receivable from air carriers and other entities controlled by Cintra S. A. de C. V. ("Cintra") including Mexicana, Aeromexico, Aerocaribe, Aerocozumel and Aerolitoral. A majority of Cintra's capital stock is owned by the Institute for the Protection of Bank Savings, a decentralized entity within the Mexican federal public administration, and by the Mexican government. Effectively on December 20, 2005, Cintra completed the sale of Mexicana to Grupo Posadas, a Mexican large hotel operator. Mexicana represented 32% of the 62% of December 31, 2004 receivables and 7% and 10% of 2003 and 2004 revenue.

Approximately 23%, 19% and 19% of total revenues for the years ended December 31, 2003, 2004 and 2005, respectively, were generated from services provided to the air carriers and other entities controlled by Cintra. In addition, a significant portion of revenues is generated from services provided to a small number of customers.

Further, approximately 74%, 77% and 75% of revenues during the years ended December 31, 2003, 2004 and 2005, respectively, were generated from operations at the Cancún International Airport.

As of December 31, 2004 and 2005, the Company maintained its cash and marketable securities with a major Mexican brokerage firm and other Mexican financial institutions. The Company would be adversely affected in the event of non-performance by any of these institutions. Management does not anticipate non-performance.

o) Recently issued accounting standards

Certain accounting standards, which were issued by the Mexican Institute of Public Accountants (IMCP), went into effect on January 1, 2006. Management considers that the adoption of these standards will not have a significant effect on its financial position or results of operations.

As of June 1st, 2004, the Mexican Council for the Investigation and Development of Financial Reporting Standards (Consejo Mexicano para la Investigación y Desarrollo de Normas de Información Financiera or CINIF) assumed responsibility for accounting policy in Mexico. As part of this responsibility, and following a process of analysis during the years 2004 and 2005, the CINIF issued a series of Financial Reporting Regulations (Normas de Información Financiera or NIFs), which became effective as of January 1st, 2006.

The NIFs aim to standardize the local regulations used by the various sectors of the Mexican economy and to bring convergence, to the extent is possible with International Financial Reporting Standards (IFRS).

The elements of the NIF structure that are compulsory as of January 1st, 2006 are as follows:

- NIFs and NIF Interpretations issued by the CINIF.
- Bulletins issued by the Accounting Principles Commission (Comisión de Principios de Contabilidad or CPC) of the Mexican Institute of Public Accountants (Instituto Mexicano de Contadores Públicos or IMPC) that have not been modified, superseded or eliminated by new NIFs.
- The supplementary IFRS that are applicable.

CPC circulars will continue to be recommendations and will continue to form part of NIFs until they are rendered obsolete, that is, until they are eliminated or are no longer applicable as they are covered by an NIF.

It is considered that the following NIFs will not have any wide-reaching implications for financial reporting:

NIF A-1 "Structure of Financial Reporting Regulations"
NIF A-2 "Basic Precepts"
NIF A-3 "User Needs and Objectives of Financial Statements"
NIF A-4 "Qualitative Characteristics of Financial Statements"
NIF A-5 "Basic Elements of Financial Statements"
NIF A-6 "Recognition and Assessment"
NIF A-7 "Presentation and Disclosure"
NIF A-8 "Supplementary Nature"
NIF B-1 "Accounting Changes and Correction of Errors"

3. TRADE RECEIVABLES, NET

As of December 31, 2004 and 2005, trade receivables, net consist of the following:

	December 31, 2004		December 31, 2005	
Trade receivables	Ps.	225,299	Ps.	172,560
Less: allowance for doubtful accounts		(5,928)		(9,746)
Net	Ps.	219,371	Ps.	162,814

The following table presents the roll forward of the allowance for doubtful accounts for the years ended December 31, 2003, 2004 and 2005:

	December 31, 2003		December 31, 2004		December 31, 2005	
Balance at the beginning of the period	(Ps.	6,685)	(Ps.	6,237)	(Ps.	5,928)
Increases, applications and cancellations, net.		193		-		(4,009)
Effects of inflation		255		309		191
Balance at the end of the period	(Ps.	6,237)	(Ps.	5,928)	(Ps.	9,746)

4. IMPROVEMENTS TO CONCESSIONED ASSETS, LAND, MACHINERY, FURNITURE AND EQUIPMENT

As of December 31, 2004 and 2005, improvements to concessioned assets, land, machinery, furniture and equipment, net consists of the following:

	December 31, 2004	December 31, 2005
Machinery and equipment	Ps. 67,125	Ps. 69,067
Office furniture and equipment	60,480	73,499
Automotive equipment	97,595	133,127
Improvements to concessioned assets (a)	1,354,153	1,730,520
Others	4,284	9,079
Total	1,583,637	2,015,292
Less: accumulated depreciation	(269,170)	(369,873)
	1,314,467	1,645,419
Land	-	109,109
Construction in progress	267,303	218,226
Advances to contractors	21,839	204,894
Net	Ps. 1,603,609	Ps. 2,177,648

Depreciation expense for the years ended December 31, 2003, 2004 and 2005 was Ps. 65,858, Ps. 89,702 and Ps. 123,222, respectively.

(a) Improvements to concessioned assets as of December 31, 2004 and 2005, were comprised of the following:

	December 31, 2004	December 31, 2005
Buildings	Ps. 568,751	Ps. 672,398
Air side	415,002	541,917
IT equipment	94,049	173,449
Land side	95,506	118,618
Technical installations	18,367	40,529
Machinery and equipment	26,304	39,190
Security equipment	121,820	127,742
Others	14,354	16,677
Total	Ps. 1,354,153	Ps. 1,730,520

5. AIRPORT CONCESSIONS

As stated in Note 1, in June 1998, the Ministry of Communications and Transportation granted to the Company the concessions to operate, maintain and develop nine airports in the Southeast region of Mexico for Ps. 11,772,764 (December 31, 2005 constant pesos). The total cost of the airport concessions, at the acquisition date, were allocated to the rights to use the airport facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, and to certain environmental liabilities assumed based on management's best estimate of the actual costs to be incurred, with the excess acquisition cost allocated to the airport concessions as follows:

		Remaining estimated useful life (years)
Acquisition cost	Ps. 11,772,764	
allocated to:		
Rights to use airport facilities:		
Runways, taxiways, aprons	Ps. 1,465,749	40-42
Buildings	474,098	17-43
Other infrastructure	122,324	24
Land	634,212	43
	2,696,383	
Environmental liabilities	(14,383)	
Airport concessions	9,090,764	43
Total	Ps. 11,772,764	

Total amortization expense for the years ended December 31, 2003, 2004 and 2005, was Ps. 260,765, Ps. 254,330, and Ps. 254,330, respectively.

Each of the Company's airport concessions contain the following basic terms and conditions:

- The concession holder should undertake the construction, improvement or maintenance of the facilities in accordance with its Master Development Plan and is required to update the plan every five years. (see Note 14).
- The concession holder may only use the airport facilities for the purposes specified in the concession and must provide services in accordance with all applicable law and regulations and is subject to statutory oversight by the Ministry of Communications and Transportation.
- The concession holder must pay a concession fee (currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concessions) as required by applicable law.
- Fuel services and supply are to be provided by the Mexican Airport and Auxiliary Services Agency.
- The concession holder must grant access to and the use of specific areas of the airport to government agencies to perform their activities inside the airports.
- The concession may be terminated for non-performance if the concession holder fails to comply with certain of the obligations imposed by the concession as established in Article 27 or for the reasons specified in Article 26 of the Airport Law.
- The terms and conditions of the regulations governing the operations of the Company may be modified by the Ministry of Communications and Transportation.

6. OTHER RIGHTS ACQUIRED

Effective June 30, 1999, the Company acquired the rights of Cancun Air and Dicas to provide certain services at Cancún International Airport, the rights of Aeropremier to provide certain services at Mérida International Airport and certain related machinery, furniture and equipment for cash and promissory notes of approximately US$39.6 million.

Previously, the Mexican Airport and Auxiliary Services Agency granted Cancun Air the right to construct, operate, maintain and develop the charter air terminal and certain auxiliary facilities at Cancun International Airport through December 19, 2006.

The Mexican Airport and Auxiliary Services Agency also granted Dicas the right to construct, maintain and collect the revenues from the commercial activities and passenger walkway charges generated by the satellite wing of the main terminal building at the Cancun International Airport through 2010.

In December 1991, the Mexican Airport and Auxiliary Services Agency granted Aeropremier the right to construct and operate a general aviation terminal, a first class lounge, a tourism office and other commercial areas at Merida International Airport through 2010.

Effective with the acquisition of the rights of Cancun Air, Dicas and Aeropremier, the Company assumed the rights and obligations of Cancun Air, Dicas and Aeropremier under their agreements with third parties.

The acquisition cost of the rights has been allocated to the rights to use the underlying facilities based on the assets' depreciated replacement cost, as determined by an independent appraiser, with the excess allocated to airport concessions as follows:

	2005	Remaining estimated useful lives (years)
Acquisition cost	Ps. 468,858	
allocated to:		
Rights to use:		
Buildings (a)	Ps. 3,065	20-43
Other infrastructure	7,358	5-10
	10,423	
Airport concessions	458,435	0.5-4
Total	Ps. 468,858	

a. As a result of the effects of Hurricane Wilma, the Company wrote off Terminal 1 building (see Note 1).

Amortization of the rights to use the underlying facilities is recorded on a straight-line basis over the estimated remaining useful lives of the assets. Amortization of amounts allocated to airport concessions is recorded over the term of the rights acquired. Amortization expense for the years ended December 31, 2003, 2004 and 2005 was Ps. 58,842, Ps. 58,842 and Ps. 41,277, respectively.

Through an agreement in March 2004, the Company terminated some lease agreements early at the Aeropuerto de Cancun, S. A. de C. V., with one of its operators of restaurants and convenience stores. The price of this transaction amounted to seven million US dollars, and is being amortized by using the straight-line method over the remaining lives of the original lease agreements signed by the parties.

7. ACCRUED EXPENSES AND OTHER PAYABLES

As of December 31, 2004 and 2005, this account consists of the following:

	December 31, 2004		December 31, 2005	
Taxes payable	Ps.	36,392	Ps.	37,327
Concession fees		39,894		25,078
ITA		49,312		48,837
Provetecnia, S.A. de C.V.		-		42,011
Provision for restoration costs, net		-		46,304
Other accruals		61,153		131,361
Total	Ps.	186,751	Ps.	330,918

8. STOCKHOLDERS' EQUITY

At December 31, 2004, the minimum fixed capital with no withdrawal rights is $7,767,276 (nominal figure), represented by 300,000,000 ordinary nominative Class I shares with no par value, fully subscribed and paid in. The variable portion of the capital stock is represented by ordinary nominative Class II shares. Both classes of shares are of the type determined by the Stockholders at the meeting called to approve the issuance.

As of December 31, 2004 and 2005, capital stock was restated as follows:

	Nominal value		Restatement		Restated value	
Capital stock:						
Fixed	Ps.	7,767,276	Ps.	4,087,716	Ps.	11,854,992

ASUR and each of its Subsidiaries are legally required to allocate at least 5% of their unconsolidated annual net income to a legal equity reserve fund. This allocation must be continued until the equity reserve is equal to 20% of the issued and outstanding capital stock of the relevant Company. Mexican corporations may pay dividends only out of earnings after such allocation to the reserve fund. As of December 31, 2004 and 2005, the consolidated reserve fund balance was Ps. 15,011 and Ps. 31,360, respectively.

At the April 29, 2004 and April 28, 2005 general stockholders' meetings, the shareholders agreed to establish a reserve for the repurchase of shares amounting to Ps 165,249 (Ps. 152,028 nominal) and Ps. 339,762 (Ps. 328,804 nominal), respectively, against retained earnings.

Stock Options

Inversiones y Técnicas Aeroportuarias, S. A. de C. V. did not exercise the options, nor did they transfer or assign its options to any of its stockholders during the periods ended on December 18, 2003, 2004 and 2005, respectively (see Note 1).

Dividends

At the April 28, 2003 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 169,530 (Ps. 150,000 nominal), or Ps. 0.50 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 87,337 (Ps. 77,275 nominal), since they were not from the After-tax Earnings Account (see note 11).

At the April 29, 2004 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 182,611 (Ps. 168,000 nominal), or Ps. 0.56 (nominal) per share, thus giving rise to an income tax on dividends of Ps. 66,718 (Ps. 61,380 nominal), since they were not from the After-tax Earnings Account (see note 11).

At the April 28, 2005 general stockholders' meeting, the Company's stockholders agreed to pay net dividends after income tax of Ps. 192,199 (Ps. 186,000 nominal), or Ps. 0.62 (nominal) per share), thus giving rise to an income tax on dividends of Ps. 82,373 (Ps. 79,714 nominal), since they were not from the After-tax Earnings Account (see note 11).

During 2002, the Company requested an injunction against Article 11 of the Income Tax Law, which requires that dividends be grossed up in the event the dividends are not paid from the After-tax Earnings Account. During 2003 and 2004, the Company recovered Ps. 117,382 and Ps. 24,929 of such gross up. Those amounts were credited against retained earnings. During 2004, the Company utilized Ps. 79,481 (nominal) against its other tax obligations.

During 2005, the Company requested an injunction against Article 11 of the Income Tax Law, which requires that dividends be grossed up in the event the dividends are not paid from the After-tax Earnings Account. As of the report date there is no resolution.

Dividend will be tax free if paid out of the CUFIN (Net Taxable Income Account). Dividends paid in excess of the CUFIN balance will be subject to a tax equivalent to 40.84% and 38.91% if paid during fiscal 2006 and 2007, respectively. Tax due will be payable by the Company. It may be credited against Income Tax of the year or the Income Tax of the two immediately following fiscal years. Dividends paid will not be subject to any withholding tax.

In case of a capital reduction, any excess of stockholders' equity over paid-in capital accounts balances will be given the same tax treatment as a dividend, in accordance with the procedures provided for in the Income Tax Law.

Substantially all consolidated profits of the Company were generated by its Subsidiaries. Retained earnings can be distributed to the Stockholders of ASUR to the extent that its Subsidiaries have distributed profits to ASUR.

Earnings per share

Earnings per share for the years ended December 31, 2003, 2004 and 2005, are presented as follows:

		2003		2004		**2005**
Income before extraordinary items	Ps.	1.06	Ps.	2.15	Ps.	1.91
Extraordinary items	Ps.	(0.06)	Ps.	(0.06)	Ps.	(0.03)
Net income	Ps.	1.00	Ps.	2.09	Ps.	1.88

9. RENTALS UNDER OPERATING LEASES

The Company leases commercial space inside and outside the terminals to third parties under operating leases. The following is a schedule by years of minimum future rentals on noncancelable operating leases as of December 31, 2005 including minimum secured commercial lease agreements per passenger:

Period ending December 31:

2006	Ps.	330,323
2007		332,451
2008		357,574
2009		382,261
2010		345,286
Thereafter		459,746
Total	Ps.	2,207,641

10. FOREIGN CURRENCY BALANCES AND TRANSACTIONS

The foreign currency position of monetary items at December 31, 2004 and 2005, were as follows:

	Foreign currency amounts (thousands)		Period end exchange rate		Mexican pesos (thousands)	
December 31, 2004						
Assets:						
Cash and marketable securities	US$	56,088	Ps.	11.1495	Ps.	625,388
Prepaids		571		11.1495		6,366
Funds placed in trust		1,000		11.1495		11,149
Liabilities:						
Accrued expenses and other payables						
	US$	1,892		11.1495		21,094

	Foreign currency amounts (thousands)		Period end exchange rate		Mexican pesos (thousands)	
December 31, 2005						
Assets:						
Cash and marketable securities	US$	20,803	Ps.	10.6344	Ps.	221,422
Prepaids		1,043		10.6344		11,097
Deposits		36		10.6344		379
Clients:		2,213		10.6344		23,534
Liabilities:						
Accrued expenses and other payables	US$	6,636		10.6344		70,569
Deposits		348		10.6344		3,698

The principal foreign currency transactions during the year ended December 31, 2003, 2004 and 2005, were as follows:

	Foreign currency amounts (thousands)		Average exchange rate		Mexican pesos (thousands)	
Year ended December 31, 2003						
Income statement:						
Technical assistance fees and related costs	US$	2,196	Ps.	10.97	Ps.	24,090
Professional services expenses		1,111		10.93		12,143
Other		1,240		10.53		13,057
Year ended December 31, 2004						
Income statement:						
Technical assistance fees and related costs	US$	2,322	Ps.	11.59	Ps.	26,912
Professional services expenses		664		11.82		7,848
Other		1,199		11.65		13,968

	Foreign currency amounts (thousands)		Average exchange rate		Mexican pesos (thousands)	
Year ended December 31, 2005						
Income statement:						
Technical assistance fees and related costs	US$	2,311	Ps.	10.84	Ps.	25,048
Professional services expenses		1,916		12.58		24,111
Other		38		11.02		419

The prevailing exchange rate between the Mexican Peso and the US dollar at December 31, 2004 and 2005 was Ps. 11.1495 and Ps. 10.6344, per US dollar, respectively. The exchange rate was Ps. 11.0956 per US dollar on April 11, 2006.

11. INCOME TAX, ASSET TAX AND EMPLOYEES' STATUTORY PROFIT SHARING

The Company does not currently prepare a consolidated tax return.

Under current Mexican Income Tax Law, ASUR and its Subsidiaries must pay the higher of the income tax or the asset tax. The asset tax is a minimum tax, which is calculated as 1.8% of the average tax value of virtually all of the Company's assets (including the airport concessions), less the average tax value of certain liabilities (basically liabilities with Mexican residents excluding those with financial institutions or their intermediaries). The average tax value of each asset or liability is calculated differently depending on its classification under the tax law. In 2003, 2004 and 2005, the Company incurred Ps. 158,997, Ps. 161,454 and Ps. 135,775, respectively in asset taxes of which Ps. 49,128, Ps. 53,284 and Ps. 36,273, respectively were directly charged to income for the year, since there was no certainty of its recoverability in the future. The asset tax balance (after adjustments for recoverability) is estimated to be recovered in the following ten years, when income tax incurred exceeds asset tax in any of those years. The asset tax is restated by applying factors derived from the NCPI.

Employees' statutory profit sharing in Mexico is determined for each Subsidiary, rather than on a consolidated basis.

The components of income tax and employees' statutory profit sharing expense for the years ended December 31, 2003, 2004 and 2005 are as follows:

	For the years ended December 31, 2003		2004		**2005**	
Income tax-deferred	Ps.	202,982	Ps.	165,849	Ps.	228,357
Provision for income tax	Ps.	202,982	Ps.	165,849	Ps.	228,357

The following items represent the principal differences between income tax computed at the statutory tax rate and the Company's provision for income taxes for the years ended December 31, 2003, 2004 and 2005:

	For the years ended December 31, 2003	2004	**2005**
Tax at statutory rate	(34%)	(33%)	(30%)
Non-deductible items and other permanent differences	1%	6%	4%
Increase in valuation allowance, net	(3%)	(3%)	(1%)
Change in income tax rate	1%	14%	1%
Provision for income taxes	(35%)	(16%)	(26%)

As a result of the amendments enacted to the Income Tax Law enacted on November 13, 2004, the Income Tax rate will be 29% and 28% in 2006 and 2007, respectively. Accordingly, the effect of these reductions of the Income Tax rate was considered in the valuation of deferred income tax, thereby reducing the related liability at December 31, 2004 by the amount of $ 117,617, and increasing net income by the same amount.

The tax and employee's statutory profit sharing effects of temporary differences that give rise to significant deferred tax and employee's statutory profit sharing assets and liabilities at December 31, 2004 and 2005, are as follows:

	December 31,			
		2004		**2005**
Deferred income tax				
Deferred tax assets:				
Tax loss carryforwards	Ps.	429,310	Ps.	574,380
Other		18,405		48,651
Valuation allowance		(79,865)		(72,330)
		367,850		550,701
Deferred tax liabilities:				
Airport concessions, rights to use airport facilities and machinery furniture and equipment		(1,236,919)		(1,666,650)
Other		(22,404)		(1,261)
		(1,259,323)		(1,667,911)
Net deferred tax liabilities before recoverable asset tax		(891,473)		(1,117,210)
Recoverable asset tax, net of valuation allowance of Ps. 137,993 and Ps.174,266, respectively		376,346		476,168
Net deferred tax liabilities	(Ps	515,127)	(Ps	641,042)
Deferred employees' statutory profit sharing:				
Net deferred employees' statutory profit sharing liabilities recognized in respect of all the non recurring temporary differences generated in the year ended December 31, 2000, between the tax and the book basis	(Ps.	38,742)	(Ps.	37,496)
Net deferred income tax and employees' statutory profit sharing liabilities	(Ps.	553,869)	(Ps.	678,538)

Based on the weight of available evidence as of December 31, 2004 and 2005, valuation allowances were recognized for the amount of the net deferred tax assets as of December 31, 2004 and 2005, for which evidence does not indicate that there is a high probability of future taxable income to realize the assets.

For tax purposes, the Company is currently amortizing the value of its airport concessions at rates ranging from 6% to 15%. Tax losses (including those generated from the tax amortization of the airport concessions) may be carried forward until the expiration of the initial term of the concessions. As of December 31, 2004 and 2005, the Company had tax loss carryforwards of approximately Ps. 1,533,249 and Ps. 2,051,361, respectively.

12. TECHNICAL ASSISTANCE AGREEMENT

In connection with the sale of the Series "BB" shares to Inversiones y Técnicas Aeroportuarias, S. A. de C. V., ASUR entered into a technical assistance agreement with Inversiones y Técnicas Aeroportuarias, S. A. de C. V. in which Inversiones y Técnicas Aeroportuarias, S. A. de C. V. and its Stockholders agreed to provide management and consulting services and transfer industry expertise and technology to ASUR in exchange for a technical assistance fee. The agreement has an initial fifteen-year term and is automatically renewed for successive five-year terms, unless one party provides the other a notice of termination within a specified period prior to a scheduled expiration date. The Company may only exercise its termination right pursuant to a Stockholder's resolution. Inversiones y Técnicas Aeroportuarias, S. A. de C. V. began providing assistance under the agreement on April 19, 1999.

Under the agreement, the Company agreed to pay an annual fee equal to the greater of a fixed fee or 5% of the Company's earnings prior to deducting the technical assistance fee and before comprehensive financing cost, income taxes and depreciation and amortization, determined in accordance with Mexican GAAP. For the years 1999, 2000, 2001, 2002 and 2003 and thereafter the fixed fee is equal to US$5 million, US$5 million, US$3 million, US$3 million and US$2 million, respectively. Each year the fixed fee will be increased by the rate of inflation in the US. ASUR must also pay the value-added tax on the payment amount.

For the years ended on December 31, 2003, 2004 and 2005, technical assistance expenses were Ps. 50,136, Ps. 69,187 and Ps. 66,430, respectively.

Inversiones y Técnicas Aeroportuarias, S. A. de C. V. is also entitled to reimbursement for the out-of-pocket expenses it incurs in its provision of services under the agreement.

Inversiones y Técnicas Aeroportuarias, S. A. de C. V.'s Series "BB" shares were placed in a trust to, among other things, ensure performance under the technical assistance agreement.

13. RELATED PARTY TRANSACTIONS

On March 8, 2005, the Mexican government sold its remaining 11.1% equity interest in ASUR pursuant to a public offering, and creased to be related party.

In addition to the revenues earned from Cintra, the Company recorded revenues from several Mexican federal and state government agencies. Revenues from related parties excluding Cintra were Ps. 6,946, Ps. 12,267 and Ps. 1,005 for the years ended December 31, 2003, 2004 and the period from January to February 2005, respectively.

During the years ended December 31, 2003 and 2004, and the period from January to February 2005, the Company recorded expenses of Ps. 58,997, Ps. 63,918 and Ps. 10,028, respectively, for electricity, waste disposal, water and other services obtained from entities or agencies of the Mexican federal government, and others expenses of Ps 31,328 for other services obtained from other related parties by the year ended December 31, 2005.

Also, see notes 2(n), 8 and 12 for disclosures concerning certain other transactions with related parties.

14. COMMITMENTS AND CONTINGENCIES

Commitments:
In 2005, the Company entered into a new 60 month operating lease for its corporate offices with monthly payments of US$ 17,832. In 2004, the Company entered into an 11 month operating lease for its corporate offices with monthly payments of US$ 26,385.

Rental expense was approximately Ps. 4,104, Ps. 3,467 and Ps. 4,325 for the years ended December 31, 2003, 2004 and 2005, respectively.

On December 30, 2003, the Company received the Ministry of Communications and Transportation approval for its Master Development Plan ("MDP") for each of the nine airports for the period from 2004 through 2008. Based on the MDPs presented, the Company has agreed to make total improvements of $ 1,715,190 from 2004 through 2008, the commitments for the next three years as follows:

Period	Amount (1)
2006	Ps. 173,113
2007	287,039
2008	197,108
Total	Ps. 657,260

(1) Expressed in thousands of pesos in purchasing power as of December 31, 2005 applying Mexican National Construction Price Index factors according with the MDP's terms.

Contingencies:

a) The operations of the Company are subject to Mexican federal and state laws and regulations relating to the protection of the environment. Under these laws, regulations have been issued concerning water and air pollution, environmental impact studies, noise control and hazardous wastes. The Ministry of the Environment, Natural Resources and Fishing can bring administrative, civil and criminal proceedings against companies that violate environmental laws and has the power to close non-complying facilities.

b) At present, there are labor-law claims against the Company. The Company is in the judicial process. Moreover, no ruling has been handed down at the date of this report.

c) Claims have been asserted against the Company by the municipality of Veracruz or the payment of property taxes in respect of the land comprising the airports in this community. Based on the opinion of outside counsel, management believes that there is no legal basis for these claims and the Company intends to take legal action to have the claims dismissed.

Management does not believe that any liabilities relating to these claims are likely to have a material adverse effect on the Company's consolidated financial condition or results of operations.

15. SEGMENT INFORMATION

The Company evaluates and assesses its performance on an airport-by-airport basis prior to the allocation of employee and other costs from Servicios Aeroportuarios del Sureste, S.A. de C.V. ("Servicios"), the Company's wholly-owned subsidiary which employs certain of the Company's employees. The performance of Servicios is evaluated and assessed separately by management. All of the airports provide substantially the same services to their customers. Summarized financial information concerning the Company's reportable segments including Cancún International Airport ("Cancun"), Mérida International Airport ("Merida"), Villahermosa Airport ("Villahermosa") and Servicios is shown in the following table. The financial information of the remaining six airports and that of the parent holding company (including ASUR's investment in its subsidiaries) have been aggregated and included as "Other". The elimination of ASUR's investment in its subsidiaries is included in the consolidation adjustments column.

Year ended December 31, 2003	Cancun	Merida	Villahermosa	Servicios	Other	Adjustments	Consolidation Total
Total revenues	Ps. 1,173,516	Ps. 111,657	Ps. 71,839	Ps. 172,647	Ps. 252,054	(Ps. 187,535)	Ps. 1,594,178
Operating income (loss)	546,526	11,573	17,588	1,606	(31,816)		545,477
Total assets	8,692,954	1,046,013	719,295	35,764	15,232,832	(12,702,556)	13,024,302
Capital expenditures	107,482	45,275	28,235	3,274	179,291		363,557
Depreciation and amortization	243,180	32,295	19,979	2,025	87,986		385,465

Year ended December 31, 2004	Cancun	Merida	Villahermosa	Servicios	Other	Adjustments	Consolidation Total
Total revenues	Ps. 1,560,732	Ps. 121,096	Ps. 79,934	Ps. 183,281	Ps. 296,376	(Ps. 199,589)	Ps. 2,041,830
Operating income (loss)	823,009	14,811	20,493	9,828	196,974	(199,589)	865,526
Total assets	9,213,899	1,036,628	707,105	34,060	15,623,099	(13,125,188)	13,489,603
Capital expenditures	270,741	18,537	27,272	1,137	107,996		425,683
Depreciation and amortization	263,205	35,770	21,194	2,157	90,537		412,863

Year ended December 31, 2005	Cancun	Merida	Villahermosa	Servicios	Other	Adjustments	Consolidation Total
Total revenues	Ps. 1,546,192	Ps. 132,048	Ps. 88,599	Ps. 179,344	Ps. 314,915	(Ps. 197,290)	Ps. 2,063,808
Operating income (loss)	749,794	18,734	25,902	(2,399)	204,648	(197,290)	799,389
Total assets	9,734,268	1,046,682	735,977	29,999	15,974,887	(13,458,391)	14,063,422
Capital expenditures	455,302	23,678	65,550	4,899	82,776		632,205
Depreciation and amortization	274,303	37,753	22,254	2,194	97,576		434,080

The accounting policies of the reportable segments are the same as those described in note 2.

16. DIFFERENCES BETWEEN MEXICAN GAAP AND US GAAP

The Company's consolidated financial statements are prepared in accordance with Mexican GAAP, which differ in certain significant respects from Generally Accepted Accounting Principles in the United States of America ("US GAAP"). The Mexican GAAP consolidated financial statements include the effects of inflation as provided for under Bulletin B-10 and its amendments (see note 2), whereas consolidated financial statements prepared in accordance with US GAAP are presented on a historical cost basis. The reconciliation does not include the reversal of adjustments to the financial statements for the effects of inflation required under Mexican GAAP because the application of Bulletin B-10 represents a comprehensive measure of the effects of price level changes in the inflationary Mexican economy and, as such, is considered a more meaningful presentation than historical cost-based financial reporting for both Mexican and US accounting purposes.

The principal differences between Mexican GAAP and US GAAP and the effect on the Company's net income and stockholders' equity are presented below with an explanation of the adjustments:

	For the year ended December 31, 2003	2004	**2005**
Reconciliation of net income:			
Net income as reported under Mexican GAAP	Ps. 300,212	Ps. 627,221	Ps. 563,189
US GAAP adjustments:			
(A) Amortization of airport concessions	181,852	181,852	181,852
(A) Amortization of rights to use airport facilities	20,187	17,287	16,251
(B) Depreciation of machinery, furniture and equipment	4,807	-	-
(C) Contract termination fee on leasehold agreement	-	(70,224)	15,251
(D) Deferred technical assistance fees	(5,096)	-	-
(E) Tax on dividends, net	37,420	(40,179)	(82,373)
(F) Professional fees for recovered tax on dividends	(7,375)	(1,617)	-
(G) Deferred employees' statutory profit sharing	(102,648)	(101,350)	(241,073)
(H) Deferred income taxes, net of inflation effects	(136,500)	(356,244)	(1,154)
Total US GAAP adjustments	(7,353)	(370,475)	(111,246)
Net income under US GAAP	Ps. 292,859	Ps. 256,746	Ps. 451,943
Basic and diluted earnings per share	Ps. 0.98	Ps. 0.86	Ps. 1.51

	As of December 31, 2004	As of December 31, 2005
Reconciliation of stockholders' equity:		
Total stockholders' equity reported under Mexican GAAP	Ps. 12,737,111	Ps. 13,025,728
US GAAP adjustments:		
(A) Airport concessions	(7,969,769)	(7,787,917)
(A) Rights to use airport facilities	(474,800)	(458,549)
(C) Contract termination fee on leasehold agreement	(70,224)	(54,973)
(G) Deferred employees' statutory profit sharing	512,684	271,575
(H) Deferred income taxes	2,224,844	2,223,690
Total US GAAP adjustments	(5,777,265)	(5,806,138)
Total stockholders' equity under US GAAP	Ps. 6,959,846	Ps. 7,219,590

A summary of the Company's statement of changes in stockholders' equity with balances determined under US GAAP are as follows:

Balance at December 31, 2003	Ps. 6,885,711
Net income	256,746
Dividends declared	(182,611)
Balance at December 31, 2004	6,959,846
Net income	451,943
Dividends declared	(192,199)
Balance at December 31, 2005	Ps. 7,219,590

The following tables present the condensed consolidated balance sheets and statements of income of the Company, including all US GAAP adjustments, as of December 31, 2004 and 2005, and for the years ended December 31, 2003, 2004 and 2005.

	As of December 31, 2004	As of December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	Ps. 983,774	Ps. 1,073,715
Other current assets	499,130	784,883
Total current assets	1,482,904	1,858,598
Improvements to concessioned assets, land, machinery, furniture and equipment - net	1,603,610	2,177,648
Airport concessions - net	143,205	85,964
Rights to use airport facilities - net	1,745,094	1,639,773
Deferred employees' statutory profit sharing	475,189	234,115
Deferred income taxes	1,707,699	1,582,437
Total assets	Ps. 7,157,701	Ps. 7,578,535

	As of December 31,	
	2004	**2005**
Liabilities and Stockholders' Equity		
Seniority premiums	Ps. 505	Ps. 6,293
Other current liabilities	197,350	352,652
Total liabilities	197,855	358,945
Capital	6,473,674	6,473,674
Legal reserve	71,176	102,536
Reserve for repurchase of stock	165,249	505,011
Retained earnings	249,747	138,369
Total stockholders' equity	6,959,846	7,219,590
Total liabilities and stockholders' equity	Ps. 7,157,701	Ps. 7,578,535

	For the years ended December 31,		
	2003	2004	**2005**
Net revenues	Ps. 1,594,178	Ps. 2,041,830	Ps. 2,063,808
Cost of services [1]	(524,004)	(585,824)	(777,448)
General and administrative expenses [1]	(136,629)	(210,623)	(124,344)
Depreciation and amortization	(178,641)	(203,774)	(220,726)
Other expenses	(137,191)	(172,858)	(182,196)
Operating expenses	(979,465)	(1,173,079)	(1,304,714)
Operating income	617,713	868,751	759,094
Net comprehensive financing income (cost)	15,363	(33,567)	21,931
Income tax expense [2]	(340,217)	(578,438)	(329,082)
Net income	Ps. 292,859	Ps. 256,746	Ps. 451.943

(1) Exclusive of depreciation and amortization.

(2) Consists of assets tax, tax on dividends and income taxes.

(A) Airport concessions, rights to use airport facilities and environmental liabilities

Under Mexican GAAP, the acquisition cost of the nine airport concessions was allocated to the rights to use the airport facilities and to the environmental liabilities assumed, with the remainder allocated to airport concessions. The amount allocated to the rights to use the airport facilities was based on the results of an independent appraisal. The fair values of the environmental liabilities assumed are based on management's best estimate of the actual costs to be incurred and reflect the terms of a new agreement with the environmental Authorities.

The rights to use the airport facilities, environmental liabilities and the airport concessions were transferred between entities under common control. Under US GAAP, the rights to use the airport facilities and the environmental liabilities were recorded equal to their historical book value (Ps. 1,859,926 and Ps. 24,252, respectively, at November 1, 1998) and no value was assigned to the airport concessions from the predecessor.

(B) Depreciation of, machinery, furniture and equipment

Under Mexican GAAP, the value assigned to the machinery, furniture and equipment acquired from the Mexican government was equal to the purchase cost. The purchase cost was fully paid through the issuance of shares in the Company.

Under US GAAP, the value assigned to the machinery, furniture and equipment was equal to the historical cost of the assets as recorded by the predecessor. At December 31, 2003, the difference in value was fully depreciated.

(C) Contract termination fee on leasehold agreements

Under Mexican GAAP, the Company capitalized a one-time termination fee on a concessionaire's leases at the Cancun airport, which is being amortized over the remaining lives of the original lease agreements (see note 6). Under US GAAP, pursuant to SFAS 146 "Accounting for Costs Associated with Exit or Disposal Activities" this fee represents a contract termination cost that should be expensed when the Company terminates the leases. Therefore, a charge of Ps 70,224 has been reflected income in the US GAAP reconciliation in 2004 and the 2005 income reconciliation reflects the reversal of amortization expense recorded under Mexican GAAP.

(D) Deferred technical assistance fee

Under Mexican GAAP, the fair value of stock based compensation is not recognized in the financial statements.

Under US GAAP, Statement of Financial Accounting Standards ("SFAS") No. 123 "Accounting for Stock-Based Compensation" ("SFAS 123") requires that all transactions with non-Employees in which goods or services are received for the issuance of equity instruments must be accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable.

As disclosed in Note 1, ASUR granted ITA stock options to acquire additional shares in ASUR provided that ITA has complied with its obligations under the technical assistance agreement. Under US GAAP, the fair value of the options is recognized as deferred technical assistance fee with a corresponding increase to stockholders' equity. The deferred technical assistance fee is recognized as additional compensation expense beginning from the date of grant through the dates the options become exercisable for which the last date upon which such options were exercisable was December 18,2003. The estimated fair value of the options was Ps. 114,369 at the date of grant. The fair value was based on an independent appraisal and determined using the Black-Scholes model. The US GAAP income reconciliation for 2003 reflects the remaining stock compensation expense for such options.

As of December 31, 2005 all options have been forfeited.

(E) Tax on dividends

Under Mexican GAAP, tax on dividends is recorded as a reduction of retained earnings. For the years ended December 31, 2003, 2004 and 2005, the Company paid tax on dividends amounting to Ps. 87,337, Ps. 66,718 and Ps. 82,373, respectively. Under US GAAP, tax on dividends is recorded as a tax expense since in accordance with Mexican Tax Law it can be used to reduce future taxable income in the year incurred and the following two years. During the year ended December 31, 2003, 2004 and 2005, the Company recovered Ps. 117,382, Ps. 24,929 and Ps. 0 (net of Ps. 7,375, Ps. 1,617 and Ps. 0 of related professional fees), respectively, which under Mexican GAAP was recorded as a credit to retained earnings. Under US GAAP, the recovered tax on dividends was recorded as an income tax benefit in the income statement.

(F) Professional fees for recovered tax on dividends

Under Mexican GAAP, the Company recorded professional fees incurred in 2003 and 2004 in connection with the recovery of the tax on dividends against retained earnings. Under US GAAP, these professional fees are not payments made to the tax authorities and, accordingly, they are not classified in the income statement as income tax expenses, but rather as other expenses.

(G) Employees' Statutory Profit Sharing

As stated in Note 10, the Company became subject to the employees' statutory profit sharing beginning January 1, 2000.

Under Mexican GAAP, Bulletin D-4 requires the recognition of employees' statutory profit sharing for all nonrecurring temporary differences generated during the period.

Under US GAAP, Employees' statutory profit sharing is recognized in accordance with the requirements of SFAS 109. Under this method, employees' statutory profit sharing is recognized in respect of all temporary differences in the period in which the asset or liability arose. In addition, under US GAAP the benefit or expense recognized during the period is recorded in pretax earnings.

Through December 31, 2004, the Company calculates profit sharing liabilities as 10% of its net taxable income. In calculating the net taxable income for profit sharing purposes, the Company deducts net operating loss, or NOL, carryforwards. The application of NOL carryforwards can result in a deferred profit sharing asset for a given period instead of a profit sharing liability.

On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that NOL carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, the Company's management decided not to include the NOL carryforwards in the calculation of its profit sharing liability.

The components of Employees' statutory profit sharing expense, prepared after considering the impact of US GAAP adjustments, for the years ended December 31, 2003, 2004 and 2005 are as follows:

	For the years ended December 31,					
	2003		2004		**2005**	
Deferred	(Ps.	102,648)	(Ps.	101,350)	(Ps.	241,073)
	(Ps.	102,648)	(Ps.	101,350)	(Ps.	241,073)

The effects of temporary differences that give rise to significant deferred employees' statutory profit sharing assets, prepared after considering the impact of US GAAP adjustments, at December 31, 2004 and 2005 are as follows:

	December 31,			
	2004		**2005**	
Deferred assets:				
Airport concessions, rights to use airport facilities and machinery, furniture and equipment	Ps.	400,969	Ps.	228,370
Tax loss carryforwards		153,325		
Other		6,175		22,329
Valuation allowance		(84,320)		(16,134)
		476,149		234,565
Deferred liabilities		(961)		(450)
Net deferred employees' statutory profit sharing asset	Ps.	475,188	Ps.	234,115

(H) Deferred income taxes

Accounting for income taxes in accordance with Bulletin D-4 is similar to accounting for income taxes in accordance with US GAAP, SFAS No. 109 ("SFAS 109"), "Accounting for Income Taxes" as they relate to the Company.

Bulletin D-4 requires that the change in net deferred income taxes during the period resulting from inflation on monetary deferred tax assets and liabilities be recorded against the gain or loss on monetary position. For US GAAP purposes, the Company applied the guidance in EITF 93-9, "Application of FASB Statement No. 109 in Foreign Financial Statements Restated for General Price-Level Changes" and consequently, the deferred tax expense is calculated comparing beginning and ending deferred tax balances on a constant currency basis (i.e. December 31, 2005 constant pesos). The monetary gain related to deferred income taxes for the years ended December 31, 2003, 2004 and 2005 amounted to Ps. 10,956, Ps. 3,904 and Ps. 816, respectively which have been reflected in the deferred tax line item for USGAAP purposes.

The deferred tax adjustments required to reconcile stockholders' equity and net income under Mexican GAAP to US GAAP as of and for the years ended December 31, 2003, 2004 and 2005, result from the differences in accounting for the airport concessions, the rights to use airport facilities, the contract termination fee on leasehold agreements and the difference in presenting the effects of inflation.

For the year ended December 31, 2004 as a result of the tax rate reduction, the Company reduced its deferred tax asset by Ps. 197,388 with a corresponding charge to income.

The tax effects of temporary differences that give rise to significant deferred tax assets and liabilities, prepared after considering the impact of US GAAP adjustments, at December 31, 2004 and 2005 are as follows:

	December 31, 2004		December 31, 2005	
Deferred tax assets:				
Airport concessions, rights to use airport facilities and machinery furniture and equipment	Ps.	1,122,714	Ps.	639,437
Tax loss carryforwards		429,310		574,380
Recoverable asset tax		514,384		650,405
Recoverable tax on dividends		129,126		83,406
Other		18,406		64,024
Valuation allowance		(503,500)		(427,954)
		1,710,440		1,583,698
Deferred tax liabilities		(2,741)		(1,261)
Net deferred income tax assets	Ps.	1,707,699	Ps.	1,582,437

Based on cumulative tax losses in recent years, valuation allowances were recognized as of December 31, 2004 and 2005, for the amount of the net deferred tax assets (including net operating loss carryforwards) and asset tax credit carryforwards for the airports of Huatulco, Minatitlan, Cozumel and Tapachula and for Servicios Aeroportuarios del Sureste S.A. de C.V. and Grupo Aeroportuario del Sureste, S.A. de C.V.

(I) Cash and marketable securities

Under Mexican GAAP, temporary investments and marketable securities, expected to be held less than one year, are considered to be cash equivalents.

Under US GAAP, temporary investments and marketable securities with original maturities greater than 90 days are considered to be short-term investments and, accordingly, are shown separately from cash in the balance sheet and cash flow statement.

(J) Comprehensive Income

The Company has adopted SFAS No. 130, "Reporting Comprehensive Income" ("SFAS 130"), for US GAAP purposes. SFAS 130 establishes rules for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. SFAS 130 requires that all items that are recognized under accounting standards as components of comprehensive income, such as unrealized holding gains and foreign currency translation adjustments, be reported in a financial statement that is displayed with the same prominence as other financial statements.

(K) Restructure, contract termination fees and loss on natural disaster

Under Mexican GAAP, restructure costs, certain contract termination fees and loss on natural disaster were charged against the results of operations as an extraordinary item. Under US GAAP, restructure costs, contract termination fees and loss from natural disaster would be considered an operating expense. These charges have been reclassified as an operating expense in the US GAAP condensed consolidated income statement.

(L) Supplemental Cash Flow Information

Mexican GAAP Bulletin B-12, "Statements of Changes in Financial Position" ("Bulletin B-12"), specifies the appropriate presentation of the statement of changes in financial position. Under Bulletin B-12, the sources and uses of resources are determined based upon differences between beginning and ending consolidated financial statement balances in constant pesos. Under US GAAP, a statement of cash flows is required, which presents only cash movements and excludes non-cash items.

Presented below are statements of cash flows of the Company for the years ended December 31, 2003, 2004 and 2005, prepared after considering the impact of US GAAP adjustments. The cash flow statements present nominal cash flows during the periods, adjusted to December 31, 2005, purchasing power.

	For the years ended December 31,		
	2003	2004	**2005**
Operating activities:			
Net income under US GAAP	Ps. 292,859	Ps. 256,746	Ps. 451,943
Adjustments to reconcile net income to cash flows provided by operating activities:			
Loss from monetary position	37,741	73,341	63,654
Asset tax, tax on dividends and deferred income taxes	181,233	415,673	307,456
Deferred employees' statutory profit sharing	102,640	101,343	241,073
Depreciation and amortization	178,641	203,774	220,726
Other provisions	5,093		188,659
Write off of fixed assets			54,956
Changes in operating assets and liabilities:			
Trade receivables	(4,647)	(43,201)	66,753
Recoverable taxes and other current assets	(35,523)	39,779	(224,766)
Trade accounts payable	8,374	835	10,945
Accrued expenses and other payables	24,394	39,017	(123,122)
Cash flows provided by operating activities	790,810	1,087,306	1,258,277
Investing activities:			
Short-term investments			
Proceeds of short – Term investments	(429,233)	(605,102)	(386,137)
Payments of short – Term investments	190,369	690,703	120,270
Purchase of other rights and machinery furniture and equipment	(363,556)	(425,683)	(596,168)
Cash flows provided by (used in) investing activities	(602,420)	(340,083)	(862,035)
Financing activities:			
Payment of tax on dividends	(87,337)	(182,611)	(82,373)
Payment of dividends	(169,530)	(66,718)	(192,199)
Cash flows used in financing activities	(256,867)	(249,328)	(274,572)
Effects of inflation on cash and cash equivalents	42,716	14,651	(31,729)
Decrease in cash and cash equivalents	(25,761)	512,546	89,941
Cash and cash equivalents at beginning of period	496,989	471,228	983,774
Cash and cash equivalents at end of period	Ps. 471,228	Ps. 983,774	Ps. 1,073,715
Supplemental cash disclosures:			
Asset tax and tax on dividends paid	Ps. 246,321	Ps. 229,483	Ps. 218,148
Supplemental non-cash disclosures:			
Recovered tax on dividends	Ps. 124,539	Ps. 26,546	Ps. -

(M) Recently Issued Accounting Standards

In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets an Amendment of APB Opinion No. 29" ("SFAS 153"). APB Opinion No. 29, "Accounting for Nonmonetary Transactions" ("APB29"), is based on the opinion that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. SFAS 153 amends APB 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets whose results are not expected to significantly change the future cash flows of the entity. The provision of this statement should be effective for monetary asset exchanges occurring in fiscal period beginning after June 15, 2005. The Company does not expect that the adoption of SFAS 153 will have a material impact on the consolidated financial statements.

In December 2004, the FASB revised its SFAS No. 123 "Accounting for Stock Based Compensation" ("SFAS 123R"). The revision establishes standards for the accounting of transactions in which an entity exchanges its equity instruments for goods or services, particularly transactions in which an entity obtains employee services in share-based payment transactions. This revised statement requires a public entity to measure the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. That cost is to be recognized over the period during which the Employee is required to provide service in exchange for the award. Changes in fair value during the requisite service period are to be recognized as compensation cost over that period. In addition, the revised statement amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as a financing cash flow rather than as a reduction of taxes paid. The provisions of the revised statement are effective for financial statements issued for the first interim or annual reporting period beginning after June 15, 2005, with early adoption encouraged. The Company does not expect that the adoption of SFAS 123R will have a material impact on the consolidated financial statements.

In June 2005, the FASB issued Emerging Issues Task Force (EITF) Issue No. 05-06, "Determining the Amortization Period for Leasehold Improvements." EITF Issue No. 05-06 indicates that for operating leases, leasehold improvements that are placed in service significantly after and not contemplated at or near the beginning of the lease term should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date the leasehold improvements are purchased. Leasehold improvements acquired in a business combination should be amortized over the shorter of the useful life of the assets or a term that includes required lease periods and renewals that are deemed to be reasonably assured at the date of acquisition. EITF Issue No. 05-06 is effective for leasehold improvements that are purchased or acquired in reporting periods beginning after June 28, 2005. The adoption of this EITF will not have an impact on the Company's financial statements.

In October 2005, the FASB issued FASB Staff Position ("FSP") No. FAS13-1, "Accounting for Rental Costs Incurred during a Construction Period. "FSP No. FAS 13-1 requires rental costs associated with operating leases that are incurred during a construction period to be recognized as rental expense. FSP FAS 13-1 is effective for reporting periods beginning after December 15, 2005. The transition provisions of FSP No. FAS 13-1 permit early adoption and retrospective application of the guidance. The adoption of this standard will not have an impact on the Company's financial statements.

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155, Accounting for Certain Hybrid Financial Instruments (SFAS 155). SFAS 155 permits fair value measurement for any hybrid financial instrument that contains an embedded derivative that would otherwise require bifurcation and separate accounting. An irrevocable election may be made at inception to measure such a hybrid financial instrument at fair value, with changes in fair value recognized through income. Such an election needs to be supported by concurrent documentation. SFAS 155 is effective for fiscal years beginning after September 15, 2006, with early adoption permitted. The Company is currently considering the impact that adoption will have on its consolidated results and financial position.

/// **Item 5.** Operating and Financial Review and Prospects

54 Overview
54 Impact of Hurricane Wilma
54 Passenger Traffic Volume and Composition
55 Classification of Revenues and Price Regulation
59 Operating Cost
60 Taxation
61 Effects of Devaluation and Inflation
62 Operating Results by Airport
63 Summary Historical Results of Operations
64 Results of Operations for the Year ended December 31, 2005 Compared to the Year ended December 31, 2004
65 Results of Operations for the Year ended December 31, 2004 Compared to the Year ended December 31, 2003
66 Liquidity and Capital Resources
67 Committed Investments
68 Critical Accounting Policies
69 Differences betwen Mexican GAAP and U.S. GAAP
69 Off-Balance Sheet Arrangements
70 Tabular Disclosure of Contractual Obligations

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion is derived from our financial statements, which are included elsewhere in this annual report. This discussion does not include all of the information included in these financial statements. You should read these financial statements to gain a better understanding of our business and our historical results of operations.

Our financial statements have been prepared in accordance with Mexican GAAP, which differ in certain respects from U.S. GAAP. See Note 16 to our financial statements for a description of the principal differences between Mexican GAAP and U.S. GAAP as they relate to us.

OVERVIEW

We operate nine airports in the southeastern region of Mexico pursuant to concessions granted by the Mexican government. The substantial majority of our revenues are derived from providing aeronautical services, which generally are related to the use of our airport facilities by airlines and passengers. For example, in 2003, 2004 and 2005, approximately 78.8%, 75.0% and 70.6%, respectively, of our total revenues derived from aeronautical services. Changes in our revenues from aeronautical services are principally driven by the passenger and cargo volume at our airports. Our revenues from aeronautical services are also affected by the maximum rates we are allowed to charge under the price regulation system established by the Ministry of Communications and Transportation. The maximum rate system of price regulation that applies to our aeronautical revenues is linked to the traffic volume (measured in workload units) at each airport; thus, increases in passenger and cargo volume generally permit greater revenues from aeronautical services.

We also derive revenue from non-aeronautical activities, which principally relate to the commercial, non-aeronautical activities carried out at our airports such as the leasing of space to restaurants and retailers. Our revenues from non-aeronautical activities are not subject to the system of price regulation established by the Ministry of Communications and Transportation. Thus, our non-aeronautical revenues are principally affected by the passenger volume at our airports and the mix of commercial activities carried out at our airports. While we believe aeronautical revenues will continue to represent a substantial majority of our future total revenues, we anticipate that the future growth of our revenues from commercial activities will exceed the growth rate of our aeronautical revenues.

IMPACT OF HURRICANE WILMA

Our results of operations in 2005 were substantially affected by the extensive damage caused by Hurricane Wilma to hotel infrastructure in the Cancun, Cozumel and Mayan Riviera regions in October 2005. In addition, the charter terminal at the Cancun airport sustained substantial damage and has not yet been repaired. Our passenger traffic decreased 33.1% during the fourth quarter of 2005 as compared to the fourth quarter of 2004. Consequently, our revenues and operating income for the fourth quarter of 2005 decreased 32.6% and 86.5%, respectively, relative to the same period in 2004. Cancun's Municipal Tourism Authority estimated that as of December 1, 2005, 25.9% of the rooms available in Cancun prior to the hurricane were in operation and that 40.0% of such rooms were available as of December 31, 2005. The Trust for the Promotion of Tourism in the Mayan Riviera estimated that 90.7% of available hotel rooms in the Mayan Riviera were in operation at the end of December 2005.

PASSENGER TRAFFIC VOLUME AND COMPOSITION

Our principal source of revenues is passenger charges, which are charges collected from airlines for each passenger (other than diplomats, infants and transfer and transit passengers) departing from the airport terminals that we operate. In 2003, 2004 and 2005, passenger charges represented 77.2%, 80.5% and 80.3% of our aeronautical services revenues and 60.8%, 60.3% and 56.7%, respectively, of our consolidated revenues. As a result, the principal factor affecting our results of operations is the number of passengers using our airports.

In recent years, the aggregate passenger traffic volume in our airports has been divided between domestic and international passengers at fairly constant levels. In 2003, 2004 and 2005, for example, approximately 58.5%, 61.6% and 60.7%, respectively, of the passengers using our airports were international and the remaining were domestic. During 2003, 2004 and 2005, 39.7%, 42.1% and 38.1% of our total revenues were derived from passenger charges collected from international passengers.

Of the international passengers traveling through our airports, a majority historically has traveled on flights originating in or departing to the United States. In 2003, 2004 and 2005, for example, approximately 40.4%, 42.7% and 41.9% of the total passengers and approximately 69.1%, 69.4% and 69.0%, respectively, of the international passengers in our airports arrived or departed on flights originating in or departing to the United States. Accordingly, our results of operations are substantially influenced by U.S. economic and other conditions, particularly trends and events affecting leisure travel and consumer spending. In addition, of the domestic passengers traveling through our airports, a majority has historically traveled on flights originating in or departing to Mexico City. In 2003, 2004 and 2005, for example, approximately 78.1%, 83.5% and 84.3%, respectively, of the domestic passengers in our airports arrives or departed on flights originating in or departing to Mexico City. Many factors affecting our passenger traffic volume and the mix of passenger traffic in our airports are beyond our control.

CLASSIFICATION OF REVENUES AND PRICE REGULATION

For financial reporting purposes, we classify our revenues into two categories: revenues from aeronautical services and revenues from non-aeronautical services. Our revenues from aeronautical services are earned from passenger charges, landing charges, aircraft parking charges, charges for airport security services and for the use of passenger walkways. Our revenues from non-aeronautical services are earned from the leasing of space in our airports to airlines, retailers and other commercial tenants, access fees collected from third parties providing complementary services at our airports and related miscellaneous sources.

Revenues from our airports are subject to a "dual-till" price regulation system. Under this system, a substantial portion of our revenues, such as revenues from passenger charges, landing charges, aircraft parking charges and access fees from third parties providing services at our airports, are regulated. Based on our classification of our revenues for financial reporting purposes, all of our revenues from aeronautical services and certain of our revenues from non-aeronautical services are regulated by the Ministry of Communications and Transportation. The system of price regulation applicable to our airports establishes an annual maximum rate in pesos for each airport, which is the maximum annual amount of revenues per work load unit (which is equal to one passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from services subject to price regulation. The maximum rates for our airports have been determined for each year through December 31, 2008. In 2003, 2004 and 2005, approximately 84.0%, 78.8% and 74.6%, respectively, of our total revenues and approximately 24.8%, 15.2% and 13.6%, respectively, of our revenues from non-aeronautical services were earned from regulated sources of revenues. Revenues from our leasing of space in our terminals (other than space leased to airlines and other space deemed essential to our airports by the Ministry of Communications and Transportation) are currently not regulated under this price regulation system.

The following table sets forth our revenues for the years ended December 31, 2003, 2004 and 2005, based on the categories of services established under the Mexican Airport Law.

	Year ended December 31,					
	2003		2004		**2005**	
	Amount	Percent	Amount	Percent	Amount	Percent
	(thousands of pesos, except percentages)					
Regulated Revenues:						
Airport Services [1]	1,339,714	84.0%	1,608,462	78.8%	1,539,361	74.6%
Non-regulated Revenues:						
Access fees from non-permanent ground transportation	5,582	0.4%	8,107	0.4%	7,446	0.4%
Car parking and related access fees	22,150	1.4%	26,592	1.3%	32,714	1.6%
Other fees	1,915	01%	3,244	0.2%	3,055	0.1%
Complementary Services [1]	0	0.0%	0	0.0%	0	0.0%
Commercial Services	218,150	13.7%	381,714	18.7%	460,096	22.3%
Other Services	6,667	0.4%	13,711	0.7%	21,136	1.0%
Total	1,594,178	100.0%	2,041,830	100.0%	2,063,808	100.0%

(1) Access fees charged to third parties providing complementary services in our airports are recorded under regulated airport services.

Aeronautical Revenue

The system of price regulation applicable to our aeronautical revenues establishes a maximum rate in pesos for each airport for each year in a five-year period, which is the maximum annual amount of revenue per workload unit (which is equal to one terminal passenger or 100 kilograms (220 pounds) of cargo) that we may earn at that airport from aeronautical services. See "Regulatory Framework—Price Regulation" for a description of our maximum rates and the rate setting procedures for future periods. The maximum rates for our airports have been determined for each year through December 31, 2008.

The following table sets forth our revenue from aeronautical services for the years indicated.

Aeronautical Revenue

	Year ended December 31, 2003		2004		2005	
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and workload unit data)					
Aeronautical Revenue:						
Passenger charges	969.4	77.2%	1,231.7	80.5%	1,169.2	80.3%
Landing charges	108.6	8.6%	116.8	7.6%	116.7	8.0%
Aircraft parking charges	136.3	10.9%	135.0	8.8%	125.7	8.6%
Airport security charges	19.5	1.6%	22.7	1.5%	22.1	1.5%
Passenger walkway charges	22.1	1.8%	24.4	1.6%	22.9	1.6%
Total Aeronautical Revenue	Ps. 1,255.9	100.0%	Ps. 1,530.7	100.0%	Ps. 1,456.6	100.0%
Other Information:						
Total workload units (1)	12.6		14.3		13.8	
Total aeronautical revenue per workload unit	99.7		107.0		105.6	
Change in aeronautical revenue	11.0%		21.9%		(4.8%)	
Change in total aeronautical revenues per workload unit (2)	0.42%		7.3%		(1.3%)	

(1) In millions. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(2) In each case, as compared to previous year.

Under the regulatory system applicable to our aeronautical revenues, we can set the specific price for each category of aeronautical services every six months (or more frequently if accumulated inflation since the last adjustment exceeds 5%), as long as the total aeronautical revenue per workload unit each year at each of our airports does not exceed the maximum rate at that airport for that year. The specific prices we charge for regulated services are determined based on various factors, including projections of passenger traffic volumes, capital expenditures estimated under our master development programs, the Mexican producer price index (excluding petroleum) and the value of the peso relative to the U.S. dollar. We currently set the specific price for each category of aeronautical services after negotiating with our principal airline customers. Our current agreements with our principal airline customers are scheduled to expire on December 31, 2006. Under these agreements, our specific prices are structured such that the substantial majority of our aeronautical revenues are derived from passenger charges, and we expect this to continue to be the case in any future agreements. In 2003, 2004 and 2005, passenger charges represented 77.2%, 80.5% and 80.3% of our aeronautical services revenues and 60.8%, 60.3% and 56.7%, respectively, of our consolidated revenues.

Historically, we have set the prices we charge for regulated services at each airport in order to come as close as possible to the maximum rates we are allowed to charge for that airport in any given year, and we expect to continue to pursue this pricing strategy in the future. In December 2004, the Ministry of Communications and Transportation established new maximum rates applicable to our airports for the period from January 1, 2004 through December 31, 2008 that are higher than the maximum rates that were applicable to our airports for the previous five-year period. There can be no assurance that we will be able to collect virtually all of the revenue we are entitled to earn from services subject to price regulation in the future. For a discussion of risks relating to our ability to set specific prices, see "Risk Factors — Risks Related to Our Operations."

Our regulated revenues at each airport are subject to a maximum rate at that airport which is established by the Ministry of Communications and Transportation. To avoid exceeding the maximum rate established at an airport for any given year, at year end we have historically taken measures to ensure that the maximum rates are not exceeded, including reducing prices during the latter part of the year and issuing rebates or discounts to customers as price adjustments. These price adjustments or rebates constitute a reduction of the selling prices (i.e., the amounts originally billed to the customers for services rendered), and, therefore, are characterized as a reduction of the related revenues recognized during the year, both for Mexican and US GAAP purposes. All discounts and rebates are issued and recorded in the same year as the service is provided. In 2003, 2004 and 2005, we did not issue rebates in significant amounts.

The following table sets forth the number of passengers paying passenger charges for the years indicated.

Passengers Paying Passenger Charges

	Year ended December 31,				
Airport	2003	2004	% change 03/04	**2005**	**% change 04/05**
	(in thousands, except percentages)				
Cancun	711,731.0	924,851.6	29.9%	832,218.7	(10.0%)
Merida	662,551.6	69,596.1	11.3%	79,119.0	13.7%
Cozumel	37,622.9	50,911.4	35.3%	47,242.6	(7.2%)
Villahermosa	44,013.9	51,583.1	17.2%	57,272.4	11.0%
Other	113,445.0	134,740.5	18.8%	153,352.8	13.8%
Total	969,364.4	1,231,682.7	27.1%	1,169,205.5	(5.1%)

We earn passenger charges from each departing passenger at our airports, other than transit passengers, diplomats and infants.

Non-aeronautical Revenue

Our revenues from non-aeronautical services are principally derived from commercial activities, such as leasing of space in our airports to airlines, leasing of space to, and collection of royalties from, third parties operating stores and providing commercial services at our airports and access fees charged to operators of automobile parking facilities and providers of complementary services. None of our revenues from non-aeronautical services are subject to price regulation under our dual-till price regulation system.

Our revenues from non-aeronautical services increased from Ps. 338.3 million in 2003 to Ps. 607.2 million in 2005 as a result of increased development of our commercial activities. During this period, our non-aeronautical revenue per terminal passenger increased by approximately 65%, from Ps. 27.7 in 2003 to Ps. 45.7 in 2005.

The following table sets forth our revenue from non-aeronautical activities for the years indicated.

Non-aeronautical Revenue

	Year ended December 31, 2003		2004		**2005**	
	Amount	Percent	Amount	Percent	Amount	Percent
	(millions of pesos, except percentages and passenger data)					
Non-aeronautical Services:						
Leasing of space	103.0	30.4%	91.8	18.0%	85.4	14.1%
Access fees from catering	12.4	3.7%	11.8	2.3%	11.7	1.9%
Access fees from ground transport	35.7	10.6%	44.0	8.6%	54.2	8.9%
Other access fees	177.3	52.4%	343.8	67.2%	426.0	70.2%
Other	9.9	2.9%	19.8	3.9%	29.9	4.9%
Total Non-aeronautical Revenue	338.3	100.0%	511.2	100.0%	607.2	100.0%
Other Information:						
Total terminal passengers (3)	12.2		13.9		13.3	
Non-aeronautical revenue per terminal passenger	27.7		36.8		45.7	
Change in non-aeronautical revenue	24.2%		51.1%		18.8%	
Change in total non-aeronautical revenue per terminal passenger (4)	12.1%		32.9%		24.2%	

(3) In millions.

(4) In each case, as compared to previous year.

OPERATING COSTS

The following table sets forth our operating costs and certain other related information for the years indicated.

	Operating Costs								
	Year ended December 31,								
	2003		2004			2005			
		Amount		Amount	% change		Amount	% change	
	(millions of pesos, except percentages)								
Operating Costs:									
Cost of services:									
Employee costs	Ps.	220.2	Ps.	221.8	0.7%	Ps.	234.7	5.8%	
Maintenance		62.8		88.7	41.2%		97.7	10.1%	
Safety, security and insurance		68.9		69.5	0.9%		68.2	(1.8)	
Utilities		52.6		52.2	(0.8%)		54.9	5.2%	
Other		129.0		160.0	24.0%		205.2	28.3%	
Total cost of services		533.5		592.2	11.0%		660.7	11.6%	
Technical assistance fees		50.1		69.2	38.1%		66.4	(4.0%)	
Government concession fees		79.7		102.1	28.1%		103.2	1.1%	
Depreciation and amortization:									
Depreciation (1)		146.6		164.0	11.9%		170.3	3.8%	
Amortization (2)		238.8		248.8	4.2%		263.8	6.0%	
Total depreciation and amortization		385.4		412.8	7.1%		434.1	5.2%	
Total operating costs	Ps.	1,048.7	Ps.	1,176.3	12.2%	Ps.	1,264.4	7.5%	
Other Information:									
Total workload units (3)		12,628.7		14,352.7	13.7%		13,788.3	(3.9%)	
Cost of services per workload unit	Ps.	42.3	Ps.	41.4	(2.1%)	Ps.	47.9	15.7%	
Cost of services margin (4)		33.5%		29.0%	(13.4)		32.0%	10.3%	

(1) Reflects depreciation of fixed assets.

(2) Reflects amortization of our concessions and recovered long-term leases (long-term third-party leases granted by our predecessor to operate commercial areas in our airports).

(3) In thousands. Under the regulation applicable to our aeronautical revenues, a workload unit is equivalent to one terminal passenger or 100 kilograms (220 pounds) of cargo.

(4) Cost of services divided by total revenues, expressed as a percentage.

Cost of Services

Our cost of services consists primarily of employee costs, maintenance, safety, security and insurance costs, utilities (a portion of which we recover from our tenants) and other miscellaneous expenses. In recent years, our cost of services per workload unit has increased, from Ps. 42.3 in 2003 to Ps. 47.9 in 2005.

Technical Assistance Fee and Government Concession Fee

Under the technical assistance agreement, ITA provides management and consulting services and transfers technical assistance and technological and industry knowledge and experience to us in exchange for a fee. This agreement is more fully described in "Related Party Transactions."

We are subject to the Mexican Federal Duties Law, which requires each of our airports to pay a concession fee to the Mexican government, which is currently equal to 5% of the gross annual revenues of each concession holder obtained from the use of public domain assets pursuant to the terms of its concession. The concession fee may vary on an annual basis as determined solely by the Mexican federal congress, and there can be no assurance that this fee may not increase in the future. If the Mexican federal congress increases the concession fee, we are entitled to request an increase in our maximum rates from the Ministry of Communications and Transportation; however, there can be no assurance that the Ministry of Communications and Transportation would honor our request.

Depreciation and Amortization

Our depreciation and amortization expenses reflect primarily the amortization of our investment in our nine concessions. In addition, we depreciate the value of certain fixed assets we acquire or build at our airports pursuant to the investment requirements under our master development programs.

TAXATION

Mexican companies are generally required to pay the greater of their income tax liability or their asset tax liability (determined at a rate of 1.8% of the average tax value of virtually all of their assets (including, in our case, our concessions), less the average tax value of certain liabilities (basically liabilities owed to Mexican residents excluding those with financial institutions or their intermediaries)). If, in any year, the asset tax liability exceeds the income tax liability, the asset tax payment for such excess may be reduced by the amount by which the income tax exceeded the asset tax in the three preceding years. In 2003, 2004 and 2005, we and our subsidiaries paid an aggregate of Ps. 158.9 million, Ps. 161.4 million and Ps. 135.7 million, respectively, in asset taxes.

As a result of changes in the Mexican income tax law, the latest of which became effective on January 1, 2005, the income tax rate was 30% in 2005 and is scheduled to decrease to 29% for 2006 and 28% thereafter. As a result of this change in tax rates, we reversed a portion of our net deferred income tax liability and recorded Ps. 117.6 million as income in 2005. In addition, we amortize our investment in our concessions for tax purposes at rates that range from 6% to 10% per year, and this accelerated depreciation reduces our current income tax payments. As permitted under Mexican tax law, for the 2005 tax year we elected to increase the rate at which we depreciate our investment in Aeropuerto de Cancun, S.A. de C.V. from 10% to 15% for tax purposes. Because we are required under Mexican GAAP to amortize our investment in our concession over a longer period for financial reporting purposes, we will continue to record a deferred tax liability and provision in our financial statements with respect to the difference between the amount of amortization for tax and financial reporting purposes.

On January 1, 2000, we became subject to the mandatory employee statutory profit sharing regime established under the Mexican federal labor law. Under this regime, 10% of each unconsolidated company's annual profits (as calculated for tax purposes) must be distributed among its employees (excluding the chief executive officer). We were not required to pay employee statutory profit sharing in 2003, 2004 and 2005 because we generated tax losses in those years. On May 3, 2005, the Mexican Supreme Court ruled in a plenary session relating to four cases that net operating loss carryforwards could not be deducted when calculating net taxable income for profit sharing liability purposes. In light of these decisions, the Company's management has decided not to include net operating loss carryforwards in the calculation of its profit sharing liability.

Our results of operations reflect the accrual of a technical assistance fee to ITA under the technical assistance agreement. This fee is explained in Item 4, "Information on the Company—History and Development of the Company—Investment by ITA."

EFFECTS OF DEVALUATION AND INFLATION

The following table sets forth, for the periods presented:

- the percentage that the Mexican peso depreciated or appreciated against the U.S. dollar,
- the Mexican inflation rate,
- the U.S. inflation rate, and
- the percentage that Mexican gross domestic product, or GDP, changed as compared to the previous period.

	Year ended December 31,		
	2003	2004	**2005**
Depreciation (appreciation) of the Mexican Peso as compared to the U.S. dollar (1)	7.6%	(0.7%)	(4.6%)
Mexican inflation rate (2)	4.0%	5.2%	3.3%
U.S. inflation rate (3)	1.9%	3.3%	3.4%
Increase in Mexican gross domestic product (4)	1.4%	4.2%	3.0%

---

(1) Based on changes in the rates for calculating foreign exchange liabilities, as reported by *Banco de México*, the Mexican Central Bank, at the end of each period, which were as follows: Ps. 11.2372 per U.S. dollar as of December 31, 2003, Ps. 11.1495 per U.S. dollar as of December 31, 2004 and Ps. 10.6344 per U.S. dollar as of as of December 30, 2005.

(2) Based on changes in the Mexican consumer price index from the previous period, as reported by the Banco de Mexico. The Mexican consumer price index at year end was: 106.996 in 2003, 112.554 in 2004 and 116.3010 in 2005.

(3) As reported by the U.S. Department of Labor, Bureau of Statistics.

(4) In real terms, as reported by the Mexican National Statistical, Geographic and Information Institute (INEGI) as of April 12, 2006.

The general condition of the Mexican economy, changes in the value of the peso as compared to the dollar, inflation and high interest rates have in the past adversely affected, and may in the future adversely affect, our:

- **Depreciation and amortization expense.** We restate our non-monetary foreign assets to give effect to inflation. The restatement of these assets in periods of high inflation increases the carrying value of these assets in pesos, which in turn increases the related depreciation expense and risk of impairments.

- **Passenger charges.** Passenger charges for international passengers are currently denominated in dollars, while passenger charges for domestic passengers are denominated in pesos. Because Mexican GAAP requires Mexican companies to restate their results of operations in prior periods in constant pesos as of the most recent balance sheet date, when the rate of inflation in a period exceeds the depreciation of the peso as compared to the dollar for that period, the peso value of dollar-denominated or dollar-linked revenues in the prior period will be higher than those of the current period. This effect may occur despite the fact that the amount of such revenues in dollar terms may have been greater in the current period.

- **Comprehensive financing cost.** As required by Mexican GAAP, our comprehensive financing cost reflects gains or losses from foreign exchange and gains or losses from monetary position and, as a result, is impacted by both inflation and depreciation.

- **Maximum rates in pesos.** Our tariffs for the services we provide to international flights or international passengers are denominated in U.S. dollars, but are generally paid in Mexican pesos based on the average exchange rate for the month prior to each flight. We generally collect passenger charges from airlines 60-115 days following the date of each flight. We intend to charge prices that are as close as possible to the maximum rates that we can charge. Because we generally are entitled to adjust our specific prices only once every six months (or earlier upon a cumulative increase of 5% in the Mexican producer price index (excluding petroleum)), a depreciation of the peso as compared to the dollar, particularly late in the year, could cause us to exceed the maximum rates at one or more of our airports that could lead to the termination of one of our concessions. In the event that any one of our concessions is terminated, our other concessions may also be terminated. In addition, if the peso appreciates compared to the dollar we may underestimate the specific prices we can charge for regulated services and be unable to adjust our prices upwards to maximize our regulated revenues.

OPERATING RESULTS BY AIRPORT

The following table sets forth our results of operations for the periods presented.

	Airport Operating Results		
	Year Ended December 31,		
	2003	2004	2005
	(millions of pesos)		
Cancun:			
Revenues:			
Aeronautical services	Ps. 932.0	Ps. 1,156.6	Ps. 1,057.0
Non-aeronautical services	241.5	404.1	489.2
Total revenues	11,173.5	1,560.7	1,546.2
Operating income	518.0	823.0	749.8
Merida:			
Revenues:			
Aeronautical services	81.7	88.0	96.9
Non-aeronautical services	29.9	33.1	35.1
Total revenues	111.6	121.1	132.0
Operating income	11.6	14.8	18.7
Cozumel:			
Revenues:			
Aeronautical services	43.1	62.7	56.6
Non-aeronautical services	15.3	18.8	17.7
Total revenues	58.4	81.5	74.3
Operating (loss) income	(2.7)	14.9	11.3
Villahermosa:			
Revenues:			
Aeronautical Services	55.3	62.2	68.0
Non Aeronautical Services	16.5	17.8	20.6
Total revenues	71.8	80.0	88.6
Operating income	17.6	20.5	25.9
Other: (1)			
Revenues:			
Aeronautical services	143.8	161.1	178.1
Non-aeronautical services	35.1	37.4	44.6
Total revenues	178.9	198.5	222.7
Operating loss	1.0	(7.7)	(6.3)
Total:			
Revenues:			
Aeronautical services	1,255.9	1,530.6	1,456.6
Non-aeronautical services	338.3	511.2	607.2
Total revenues	1,594.2	2,041.8	2,063.8
Operating income	545.5	865.5	799.4

(1) Reflects the results of operations of our parent holding company, our airports located in Veracruz, Minatitlan, Oaxaca, Huatulco and Tapachula and consolidation adjustments.

SUMMARY HISTORICAL RESULTS OF OPERATIONS

The following table sets forth our consolidated results of operations for the periods presented.

	Consolidated Operating Results		
	Year Ended December 31,		
	2003	2004	2005
	(thousands of pesos)		
Revenues:			
Aeronautical services	Ps 1,255,930	Ps. 1,530,620	Ps. 1,456,568
Non-aeronautical services	338,248	511,210	607,240
Total revenues	1,594,178	2,041,830	2,063,808
Operating Expenses:			
Cost of services	(401,886)	(482,920)	(536,375)
General and administrative expenses	(131,534)	(109,281)	(124,344)
Technical assistance (1)	(50,136)	(69,187)	(66,430)
Concession fee (2)	(79,680)	(102,053)	(103,190)
Depreciation and amortization	(385,465)	(412,863)	(434,080)
Total operating expenses	(1,048,701)	(1,176,304)	(1,264,419)
Operating income	545,477	865,526	799,389
Comprehensive Financing Cost:			
Interest income, net	57,920	46,961	102,533
Exchange (losses) gains, net	6,140	(7,186)	(16,132)
Loss from monetary position	(37,741)	(69,438)	(63,654)
Net comprehensive financing (cost) income	26,319	(29,663)	22,747
Income before taxes, employees' statutory profit sharing and extraordinary items	571,796	835,863	822,136
Provision for income taxes and employees' statutory profit sharing	(252,106)	(190,338)	(249,983)
Extraordinary items	(19,478)	(18,304)	(8,964)
Net income	300,212	627,221	563,189
Other Operating Data (Unaudited):			
Operating margin (3)	34.2%	42.4%	38.7%
Net margin (4)	18.8%	30.7%	27.3%

(1) We are required to pay ITA a technical assistance fee based on the technical assistance agreement. This fee is described in "Information on the Company—History and Development of the Company—Investment by ITA" under Item 4.

(2) Each of our subsidiary concession holders is required to pay a concession fee to the Mexican government under the Mexican Federal Duties Law. The concession fee is currently 5% of each concession holder's gross annual revenues from the use of public domain assets pursuant to the terms of its concession.

(3) Operating income divided by total revenues, expressed as a percentage.

(4) Net income divided by total revenues, expressed as a percentage.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2005 COMPARED TO THE YEAR ENDED DECEMBER 31, 2004

Revenues

Total revenues for 2005 were Ps. 2,063.8 million, 1.1% higher than the Ps. 2,041.8 million recorded in 2004. The increase in total revenues resulted primarily from an increase of 18.8% in revenues from non-aeronautical services.

Our revenues from aeronautical services, net of rebates, decreased 4.8% to Ps. 1,456.6 million in 2005 from Ps. 1,530.6 million in 2004, due primarily to the 5.4% decrease in international passengers attributable to the impacts of Hurricanes Wilma and Emily on the passenger volumes of the Cancun and Cozumel airports during the second half of the year. Revenues from passenger charges decreased 5.1% to Ps. 1,169.2 million in 2005 (80.3% of our aeronautical revenues during the period) from Ps. 1,231.7 million in 2004 (80.5% of our aeronautical revenues during the period).

Revenues from non-aeronautical services increased 18.8% to Ps. 607.2 million in 2005 from Ps. 511.2 million in 2004, principally due to an increase in commercial revenues. This increase was primarily the result of a 42.3% increase in duty-free revenues, principally due to rent payments of Ps. 7.0 million in May and Ps. 32.5 million in August by Dufry Mexico for units occupied in the Cancun airport, as mandated by a ruling of the International Court of Arbitration in favor of ASUR, as well as payment of Ps. 9.9 million from Aldeasa. The increase in revenues from non-aeronautical services also resulted in part from an 18.6% increase in food and beverage revenues from our direct commercial operations and a 23.6% increase in retail revenues derived from three convenience stores we have operated directly since 2004 and 16 new convenience stores at the Cancun, Cozumel, Villahermosa, Oaxaca and Minatitlan airports operated by new commercial tenants. A 23.0% increase in revenues from parking lots, particularly at Villahermosa airport, and a 9.5% rise in advertising revenue, resulting from selling advertising space directly rather than through a third party, also contributed to the increase in revenues from non-aeronautical services. This increase was partially offset by a 19.8% decrease in revenues from banking and currency exchange services and a 6.9% decline in revenues from ground transportation.

Our revenues from regulated sources in 2005 were Ps. 1,539.4 million, a 4.3% decrease compared to Ps. 1,608.5 million in 2004, mainly due to the decline in total passenger traffic of 4.1%. During 2005, Ps. 524.4 million of our revenues derived from non-regulated sources, a 21.0% increase from the Ps. 433.3 million of revenues derived from non-regulated sources in 2004. This increase was primarily due to the 18.8% increase in commercial revenues described above.

Operating Expenses and Operating Income

Total operating expenses were Ps. 1,264.4 million in 2005, a 7.5% increase from the Ps. 1,176.3 million recorded in 2004, primarily as a result of an 11.1% increase in cost of services, a 13.8% increase in general and administrative expenses and a 1.1% increase in concession fees. These sources of increased costs were partially offset by a 4.0% decrease in technical assistance fees. As a percentage of total revenues, operating expenses increased to 61.3% of total revenues in 2005 from 57.6% of total revenues in 2004.

Cost of services increased 11.1% to Ps. 536.4 million in 2005 from Ps. 482.9 million in 2004. The increase was principally due to costs related to our direct operation of two restaurants, a snack bar, and three convenience stores previously operated by commercial tenants. This increase in costs of services also resulted from higher maintenance expenses, an increase in salaries to unionized employees effective October 2005, and expenses associated with the evaluation of new projects.

General and administrative expenses increased 13.8% to Ps. 124.3 million in 2005 from Ps. 109.3 million in 2004. This increase was primarily attributable to an increase in fees paid to consultants during the period.

Technical assistance fees decreased by 4.0% to Ps. 66.4 million in 2005 from Ps. 69.2 million in 2004, and concession fees increased by 1.1% to Ps. 103.2 million in 2005 from Ps. 102.1 million in 2004. The technical assistance fees decreased in 2005 due to the corresponding decline in EBITDA during the period. The increase in concession fees was primarily the result of increased revenues.

Depreciation and amortization costs increased by 5.1% to Ps. 434.1 million in 2005 from Ps. 412.8 million in 2004. This increase was principally due to the capitalization of investments in fixed assets and improvements made to concession assets.

Operating income decreased 7.6% to Ps. 799.4 million in 2005 from Ps. 865.5 million in 2004. This decline in operating income was primarily a result of the fact that our 1.1% increase in revenues did not offset the increase in expenses of 7.6%.

Operating income for Cancun International Airport decreased by 8.9% to Ps. 749.8 million in 2005 from Ps. 823.0 million in 2004. Our eight other airports, on an aggregate basis, reported operating income of Ps. 51.3 million in 2005 compared to operating income of Ps. 32.3 million in 2004. During 2005, revenues and passenger traffic volume in those eight airports increased 11.2% and 3.4%, respectively, from 2004. The increase in revenues resulted from the increase in non-aeronautical revenues.

Comprehensive Financing Result

Our net comprehensive financing result changed to an income of Ps. 22.7 million in 2005 as compared to an expense of Ps. 29.7 million in 2004, primarily due to higher interest income in 2005 (reflecting our higher cash balances).

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

Our provision for income taxes, asset tax and employees' statutory profit sharing (all of which represented deferred income and asset taxes and deferred employees' statutory profit sharing) increased by 31.3% to Ps. 249.9 million in 2005 from Ps. 190.3 million in 2004, primarily due to a Ps. 117.6 million tax benefit recognized in 2004 resulting from the reduction in income tax rate last year as a result of amendments to the Income Tax Law.

Net Income

Net income declined to Ps. 563.19 million in 2005 from Ps. 627.2 million in 2004, reflecting the decline in revenues resulting from the impact of Hurricanes Emily and Wilma in July and October 2005.

RESULTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2004 COMPARED TO THE YEAR ENDED DECEMBER 31, 2003

Revenues

Total revenues for 2004 were Ps. 2,041.8 million, 28.1% higher than the Ps. 1,594.2 million recorded in 2003. The increase in total revenues resulted primarily from a 19.97% increase in international passenger traffic volume.

Our revenues from aeronautical services, net of rebates, increased 21.9% to Ps. 1,530.6 million in 2004 from Ps. 1,255.9 million in 2003, primarily as a result of the 19.9% increase in international passengers. Revenues from passenger charges increased 27.1% to Ps. 1,231.7 million in 2004 (80.5% of our aeronautical revenues during the period) from Ps. 969.4 million in 2003 (77.2% of our aeronautical revenues during the period).

Revenues from non-aeronautical services increased 51.1% to Ps. 511.2 million in 2004 from Ps. 338.3 million in 2003, principally due to a 69.4% increase in commercial revenues. The increase in commercial revenues was mainly due to an increase in other access fees, which increased 93.9% to Ps. 343.8 million in 2004 (representing 67.2% of our non-aeronautical services during the period) from Ps. 177.3 million in 2003. This increase was primarily the result of growth in our international passenger traffic volume and duty-free revenues, new commercial services in our airports (including new restaurants, stores and bars) and revenues from our direct operation in 2004 of a restaurant, snack bar and three convenience stores previously operated by concessionaires.

Our revenues from regulated sources in 2004 were Ps. 1,608.4 million, a 20.1% increase compared to Ps. 1,339.7 million in 2003, mainly due to the increase in revenue from passenger charges. During 2004, Ps. 433.3 million of our revenues were from non-regulated sources, a 70.3% increase from the Ps. 254.5 million of revenues from non-regulated sources in 2003. This increase was primarily due to the increase in commercial revenues.

Operating Expenses and Operating Income

Total operating expenses were Ps. 1,176.3 million in 2004, a 12.2% increase from the Ps. 1,048.7 million recorded in 2003, primarily as a result of a 20.2% increase in cost of services, a 38.0% increase in technical assistance fees and a 28.1% increase in concession fees, all due primarily to the increase in overall revenues. These sources of increased costs were partially offset by a 16.9% decrease in administrative expenses. As a percentage of total revenues, operating expenses decreased to 12.5% of total revenues in 2004 from 65.8% of total revenues in 2003.

Cost of services increased 20.2% to Ps. 482.9 million in 2004 from Ps. 401.9 million in 2003. The increase was principally due to increases the costs related to our direct commercial operation of a restaurant, a snack bar and three convenience stores previously operated by a former concessionaire, and an increase in maintenance and payroll expenses resulting from the relocation of personnel from our corporate headquarters to the airport level, principally at the Cancun airport, which shifted costs from general and administrative expenses to costs of services.

General and administrative expenses decreased 16.9% to Ps. 109.2 million in 2004 from Ps. 131.5 million in 2003. This decrease was primarily attributable to the relocation of personnel to the airports as discussed above.

Technical assistance fees increased by 38.0% to Ps. 69.2 million in 2004 from Ps. 50.1 million in 2003, and concession fees increased by 28.1% to Ps. 102.1 million in 2004 from Ps. 79.7 million in 2003. Technical assistance fees increased in 2004 due to our improved operating results. The 28.1% increase in concession fees was primarily the result of the increase in overall revenues.

Depreciation and amortization costs increased by 7.1% to Ps. 412.9 million in 2004 from Ps. 385.5 million in 2003. This increase was principally due to the capitalization of investments in fixed assets, improvements made to concession assets and capitalization of U.S.$7.0 million paid to concessionaires for terminating leases of a restaurant, snack bar and three convenience stores previously operated by a former concessionaire that we now directly operate.

Operating income increased 58.7% to Ps. 865.5 million in 2004 from Ps. 545.5 million in 2003. This increase in operating income was primarily a result of a 28.1% increase in total revenues.

Operating income for Cancun International Airport increased by 58.9% to Ps. 823.0 million in 2004 from Ps. 518.0 million in 2003. Our eight other airports, on an aggregate basis, reported operating income of Ps. 32.3 million in 2004 compared to operating losses of Ps. 2.6 million in 2003. During 2004, revenues and passenger traffic volume in those eight airports increased 14.4% and 10.8%, respectively, from 2003. The increase in revenues resulted from increased passenger traffic at these airports. The differences in operating results principally reflected differences in the maximum rates at each airport.

Comprehensive Financing Result

Our net comprehensive financing result changed to an expense of Ps. 29.7 million in 2004 as compared to income of Ps. 26.3 million in 2003, primarily due to a higher loss on monetary position in 2004 (reflecting our higher cash balances) and lower net interest income (reflecting lower average interest rates in 2004).

Income Taxes, Employees' Statutory Profit Sharing and Asset Tax

Our provision for income taxes and employees' statutory profit sharing (all of which represented deferred income taxes and deferred employees' statutory profit sharing) decreased by 24.5% to Ps. 190.3 million in 2004 from Ps. 252.1 million in 2003, primarily due to the Ps. 117.6 million tax benefit resulting from the reduction in income tax rates discussed above.

Net Income

Net income more than doubled from Ps.300.2 million in 2003 to Ps. 627.2 million in 2004, due to increases in revenues and the cost control measures discussed above.

LIQUIDITY AND CAPITAL RESOURCES

Historically, our operations have been funded through cash flow from operations. The cash flow generated from our operations has generally been used to fund operating expenses and capital expenditures, and to increase our cash balances. In addition, in 2005, 2004 and 2003 we used Ps. 192.2 million, Ps. 182.6 million and Ps. 169.5 million, respectively, for the payment of dividends. At December 31, 2005, we had Ps. 1,533.6 million in cash and marketable securities.

In 2005, we generated Ps. 1,238.3 million in resources from operating activities. Our resources used in financing activities were Ps. 274.6 million, as a result of payment of dividends of Ps. 192.2 million and Ps. 82.4 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2005 were Ps. 632.2 million for purchases of machinery, furniture and equipment principally for the Cancun, Villahermosa and Merida airports.

In 2004, we generated Ps. 1,160.2 million in resources from operating activities. Our resources used in financing activities were Ps. 224.4 million, reflecting payment of dividends of Ps. 182.6 million and Ps. 66.7 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2004 were Ps. 505.9 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports.

In 2003, we generated Ps. 713.7 million in resources from operating activities. Our resources used in financing activities were Ps. 139.5 million, reflecting payment of dividends of Ps. 169.5 million and Ps. 87.3 million of tax on dividends paid, partially offset by recovered income tax on dividends paid in previous years. Our resources used in investing activities in 2003 were Ps. 363.5 million for purchases of machinery, furniture and equipment principally for the Cancun, Huatulco and Veracruz airports and the termination fee paid to a former concessionaire in the Cancun airport in connection with the early termination of its lease agreement.

Under the terms of our concessions, each of our subsidiary concession holders is required to present a master development plan for approval by the Ministry of Communications and Transportation every five years. Each master development plan includes investment commitments (including capital expenditures and improvements) of the concession holder for the succeeding five-year period. Once approved by the Ministry of Communications and Transportation, these commitments become binding obligations under the terms of our concessions. On December 30, 2003, the Ministry of Communications and Transportation approved each of our master development plans. The current terms of the master development plans went into effect on January 1, 2004 and will be in effect until December 31, 2008.

The following table sets forth our committed investments for each airport pursuant to the terms of our current master development plans for the periods presented. There can be no assurance as to the level of committed investments we will be required to undertake under future master development plans.

COMMITTED INVESTMENTS

	Year ended December 31,					
	2004	**2005**	2006	2007	2008	**Total**
	(thousands of pesos) [1]					
Cancun	Ps. 248,898	Ps. 460,579	Ps. 102,106	Ps. 205,695	Ps. 108,524	Ps. 1,125,802
Merida	8,377	50,832	15,694	18,305	15,347	108,555
Cozumel	8,412	18,388	773	6,027	33,822	67,422
Villahermosa	19,362	51,331	26,583	21,492	2,115	120,883
Oaxaca	5,204	5,294	3,197	4,641	5,937	24,273
Veracruz	18,974	22,253	907	2,039	14,473	58,646
Huatulco	14,927	5,301	5,817	9,103	3,876	39,024
Tapachula	14,982	21,556	13,954	12,626	1,364	64,482
Minatitlan	35,630	47,630	4,082	7,111	11,650	106,103
Total	Ps. 374,766	Ps. 683,164	Ps. 173,113	Ps. 287,039	Ps. 197,108	Ps. 1,715,190

(1) Expressed in constant pesos with purchasing power as of December 31, 2005 based on the Mexican construction price index in accordance with the terms of our master development plan.

The following table sets forth our historical investments in the periods indicated.

Investments

Year ended December 31,	(thousands of pesos) [1]
2001	Ps. 410,161
2002	299,581
2003	363,556
2004	425,683
2005	687,158

(1) Expressed in constant pesos with purchasing power as of December 31, 2005.

We expect to fund our operations and capital expenditures in the short-term and long-term through cash flow from operations. We may also incur indebtedness from time to time.

The Mexican federal government recently adopted a policy requiring checked baggage on all international commercial flights beginning in January 2006, and all domestic commercial flights beginning in July 2006, to undergo a new comprehensive screening process. The new process is expected to require the installation of new screening equipment, which we will be required to purchase and install. Although airlines, rather than holders of airport concessions, are responsible for baggage screening under Mexican law, we are required to operate the new screening equipment in order to comply with the new policy. The requirement that we purchase, install and operate the new screening equipment could increase our exposure to liability relating to the equipment. We cannot currently estimate the cost to us of compliance with the new screening guidelines. We could be required to undertake significant capital expenditures and ongoing expenses to comply with these requirements, which could restrict our liquidity and adversely affect our operating results.

While we anticipate that the Mexican federal government will permit us to offset the cost of acquiring any required new screening equipment through increases in our maximum rates, we cannot currently estimate the cost to us of compliance with the new screening guidelines. We could be required to undertake significant capital expenditures and ongoing expenses to comply with these requirements, which could restrict our liquidity and adversely affect our operating results.

CRITICAL ACCOUNTING POLICIES

The preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses generated during the reporting period. There can be no assurance that actual results will not differ from those estimates and assumptions. The impact and any associated risks related to such policies on our business operations are addressed where such policies affect our reported and expected financial results throughout our discussion of our results of operations. Critical accounting policies are defined as those that are both important to the portrayal of our financial condition and results of operations and which require us to exercise significant judgment. Our most critical accounting policies are described briefly below. For a detailed discussion of the application of these and other accounting policies, see Notes 2 and 16 of our financial statements.

Revenue Recognition

Our regulated revenues are subject to a maximum chargeable rate at each airport established by the Ministry of Communications and Transportation. To avoid exceeding our maximum rates at year-end, we may be required to take actions, including reducing prices during the latter part of the year or issuing rebates or discounts to customers. These actions are recorded against revenues. If we exceed the maximum rate at any of our airports at the end of the year, the Ministry of Communications and Transportation may assess a fine and may reduce the maximum rate at that airport in the subsequent year. The imposition of sanctions for exceeding an airport's maximum rate can also result in termination of the concession if the maximum rate has been exceeded and sanctions have been imposed three times. In the event that any one of our concessions is terminated, our other concessions may also be terminated. We therefore closely monitor our revenues and take action when necessary to ensure that we do not exceed the maximum rates we are permitted to charge.

Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and adjust credit limits based upon the customer's payment history and current creditworthiness. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. While such credit losses have historically been within our expectations and the established allowance we have created to provide for such losses, we cannot guarantee that we will continue to experience the same credit loss rates that we have in the past. Since our accounts receivable are concentrated in the hands of a few large customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collection of our accounts receivables and our future operating results.

Valuation of Rights to Use Airport Facilities and Airport Concessions

We periodically review the carrying value of our rights to use airport facilities and airport concessions. This review is based upon our projections of anticipated future cash flows over the life of the asset or our concessions, as appropriate. Since our airport concessions expire in 2048, significant management judgment is required in estimating these future cash flows. While we believe that our estimates of future cash flows are reasonable, different assumptions regarding such cash flows could materially affect our evaluations including assumptions concerning passenger traffic, increases or decreases in rates and inflation and operating costs. Further, in analyzing the carrying value of our airport concessions, we compare the aggregate carrying value of all nine of our airport concessions to the net cash flows derived from all of the airports, as we are not permitted to dispose of or cease operating any individual airport. The aggregate net cash flows from all of our airports exceeds the carrying value of the airport concessions. Accordingly, because we analyze our valuation estimates on an aggregate level, we have not recognized any impairment loss in the carrying value of an individual airport concession where the carrying value of the individual airport concession exceeds the net cash flows of that airport.

Deferred Income Tax, Employees' Statutory Profit Sharing and Asset Tax

Our income tax expense, employees' statutory profit sharing and asset tax is comprised of current expenses and deferred expenses. Deferred income tax represents future receivables or payables resulting from the temporary differences generated from the differences in the accounting and tax treatment of balance sheet items, such as our airport concessions, rights to use airport facilities, and from non-balance sheet items such as tax loss carry-forwards and credits. Deferred employees' statutory profit sharing is calculated in a similar manner. These temporary differences and tax loss carry-forwards and credits are accounted for as deferred tax assets or liabilities on our balance sheet. The corresponding difference between the beginning and year-end balances of the recognized deferred tax assets and liabilities is recorded in earnings. Asset tax is a minimum tax that is calculated as 1.8% of the average tax value of virtually all of our assets less the average tax value of certain liabilities. In 2005, we were subject to the asset tax, which can be credited against future taxable income for a period of ten years. A company may credit the asset tax against taxable income when it generates taxable income. Deferred tax assets, deferred employees' statutory profit sharing assets and recoverable asset tax are not subject to valuation allowances if we estimate that there is a high probability that the assets will be realized. We have analyzed each airport on an individual basis and have recognized valuation allowances against deferred tax assets, deferred employees' statutory profit sharing and recoverable asset tax for some of our airport subsidiaries. We have not recognized valuation allowances against tax loss carry-forwards generated by our other airport subsidiaries because each is taxed on an individual basis and under current tax law these tax carry-forwards can be carried forward through the term of the airport concessions or a period of ten years. As our airport concessions expire in 2048, significant management judgment concerning a number of factors, including the number of passengers we anticipate in our airports, increases in rates and inflation; changes in the discount rate and taxes is required in determining any valuation allowance.

Contingent Liabilities

We are a party to a number of legal proceedings. Under generally accepted accounting principles, liabilities are recognized in the financial statements when a loss is both estimable and probable. If the loss is neither probable nor estimable or if the likelihood of a loss is remote, no amounts are recognized in the financial statements. Based on legal advice we have received from our Mexican counsel and other information available to us, we have not recognized any losses in the financial statements as a result of these proceedings.

DIFFERENCES BETWEEN MEXICAN GAAP AND U.S. GAAP

Our financial statements are prepared in accordance with Mexican GAAP, which differs in certain respects from U.S. GAAP. See Note 16 to our financial statements. Net income (loss) under U.S. GAAP was Ps. 292.9 million, Ps. 256.8 million and Ps. 451.9 for the years ended December 31, 2003, 2004 and 2005, respectively.

The principal differences between Mexican GAAP and U.S. GAAP as they relate to us are deferred income taxes, employees' statutory profit sharing, tax on dividends paid, the treatment of our investments in our concessions and the rights to use airport facilities, the contract termination fee on leasehold agreements and the treatment of ITA's options, which are accounted for as a deferred technical assistance fee under U.S. GAAP. Each of these differences affects both net income and stockholders' equity. See Note 16 to our financial statements for a discussion of these differences and the effect on our results of operation.

OFF-BALANCE SHEET ARRANGEMENTS

We are not party to any off-balance sheet arrangements, nor have we been involved in any such transactions in the past.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

	Payments due by period (in millions of pesos)				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual Obligations					
Master Development Plan	Ps. 657	Ps. 173	Ps. 484	Ps. -	-
Purchase Obligations	1	1	-	-	-
Operating Lease Obligations	10	2	7	1	-
Technical Assistance Agreement [1]	66	66	-	-	-
Capital (Finance) Lease Obligations	-	-	-	-	-
Long-Term Debt Obligations	-	-	-	-	-
Total	Ps. 734	Ps. 242	Ps. 491	Ps. 1	-

(1) Reflects fixed minimum amount due under the Technical Assistance Agreement. Actual amount to be paid in any year may be higher because technical assistance fees are calculated as the greater of a fixed dollar amount (subject to certain adjustments) and 5% of our annual consolidated earnings before comprehensive financing cost, income taxes and depreciation and amortization (determined in accordance with Mexican GAAP and calculated prior to deducting the technical assistance fee).



Investor Relations
Adolfo Castro Rivas
acastro@asur.com.mx
Tel. (52.55) 52.84.04.08
Fax (52.55) 52.84.04.54

Headquarters
Bosque de Alisos No. 47A, piso 4
Bosques de las Lomas
CP 05120 México DF
Tel. (52.55) 52.84.04.00
Fax (52.55) 52.84.04.07

COTIZA EN BOLSA MEXICANA DE VALORES
ASUR B

ASR LISTED NYSE

www.asur.com.mx

www.mexicosleadingairports.com

The ASUR 2005 Annual Report may include certain expectations regarding the results of ASUR and its subsidiaries. All such projections, which depend on the judgment of the Company management, are based on up-to-date, known information; however, expectations may vary as a result of facts, circumstances and events beyond the control of ASUR and its subsidiaries.

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/// Headquarters

Bosque de Alisos No. 47A- piso 4
Bosques de las Lomas
CP 05120 México DF

T (52 55) 52 84 04 00

ASUR
AEROPUERTOS DEL SURESTE

www.asur.com.mx
www.mexicosleadingairports.com